EXHIBIT 99.1

TECK RESOURCES LIMITED

- and –

ELK VALLEY RESOURCES LTD.

ARRANGEMENT AGREEMENT

Dated as of February 21, 2023

SCHEDULES

SCHEDULE A	ARRANGEMENT RESOLUTION
SCHEDULE B	PLAN OF ARRANGEMENT

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of February 21, 2023.

BETWEEN:

TECK RESOURCES LIMITED, a corporation governed by the Canada Business Corporations Act (“Teck”)

- and -

ELK VALLEY RESOURCES LTD., a corporation governed by the Canada Business Corporations Act (“Elk Valley”)

RECITALS:

A.	Teck wishes to implement the Arrangement to effect a reorganization of its business whereby Elk Valley, a wholly-owned Subsidiary of Teck, would acquire all of the operating steelmaking coal assets of Teck, along with certain related assets (collectively, the “Steelmaking Coal Assets”) and assume substantially all of the liabilities of Teck and its Subsidiaries related to the Steelmaking Coal Assets, pursuant to the terms of this Agreement and the Separation Agreement, in consideration for the receipt from Elk Valley, directly or indirectly, of: (i) a gross revenue royalty pursuant to the Royalty Agreement; (ii) Elk Valley Preferred Shares; and (iii) Elk Valley Common Shares.

B.	Teck wishes to, pursuant to the Arrangement, distribute to the Teck Shareholders substantially all of the Elk Valley Common Shares issued by Elk Valley as partial consideration for the Steelmaking Coal Assets, following which Elk Valley is expected to be an independent public company listed on the TSX (subject to customary listing approval) and a “reporting issuer” under the Laws of each of the Provinces and Territories in Canada.

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

In this Agreement, including the recitals hereto, other than the Schedules:

“Agreement” means this arrangement agreement, together with the Schedules attached hereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Teck and Elk Valley, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Teck Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form set out in Schedule A hereto;

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“Articles of Arrangement” means the articles of arrangement of Teck and Elk Valley in respect of the Arrangement to be filed with the Director in compliance with Subsection 192(6) of the CBCA after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Teck and Elk Valley, each acting reasonably;

“Board” means the board of directors of Teck;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia and (b) a day on which banks are generally closed in the Province of British Columbia;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Subsection 192(7) of the CBCA, in respect of the Articles of Arrangement;

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Teck Shareholders in connection with the Meeting;

“Court” means the Supreme Court of British Columbia;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:59 p.m. (Vancouver time) on the Effective Date, or such other time as Teck and Elk Valley agree to in writing before the Effective Date;

“Elk Valley” has the meaning ascribed thereto in the preamble;

“Elk Valley Common Shares” means the common shares in the capital of Elk Valley, as amended pursuant to the Plan of Arrangement, with the rights, privileges, restrictions and conditions set out in Schedule A-1 to the Plan of Arrangement;

“Elk Valley Equity Incentive Plans” means the “Elk Valley Equity Incentive Plans” to be adopted by the board of directors of Elk Valley prior to the Effective Date;

“Elk Valley Equity Incentive Plan Resolution” means the ordinary resolution of Teck Shareholders approving the applicable Elk Valley Equity Incentive Plans to be considered at the Meeting;

“Elk Valley First Preferred Shares” means the first preferred shares in the capital of Elk Valley created pursuant to the Plan of Arrangement with the rights, privileges, restrictions and conditions set out in Schedule A-2 to the Plan of Arrangement;

“Elk Valley Preferred Shares” means, collectively, the Elk Valley First Preferred Shares and the Elk Valley Second Preferred Shares;

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“Elk Valley Second Preferred Shares” means the second preferred shares in the capital of Elk Valley created pursuant to the Plan of Arrangement with the rights, privileges, restrictions and conditions set out in Schedule A-3 to the Plan of Arrangement;

“EMLP” means Elkview Mine Limited Partnership, an Alberta limited partnership;

“Employee Matters Agreement” means the employee matters agreement to be entered into by and between Teck and Elk Valley and certain of their respective Subsidiaries in connection with the transactions contemplated in this Agreement and the Separation Agreement, as it may be amended from time to time;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA in a form acceptable to Teck and Elk Valley, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of both Teck and Elk Valley, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to both Teck and Elk Valley) on appeal;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, county, municipal, local or other government, governmental or public department, central bank, Court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Investment Covenant Agreement” means the investment covenant agreement to be entered into between, inter alios, Elk Valley and each holder of Elk Valley Preferred Shares and each holder of an interest in the gross revenue royalty pursuant to the Royalty Agreement;

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA in a form acceptable to Teck and Elk Valley, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of both Teck and Elk Valley, each acting reasonably);

“Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances (including zoning), codes, rules, regulations, orders, injunctions, writs, judgments, decrees, rulings or other similar requirements, whether domestic or foreign, enacted, adopted, issued, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Meeting” means the annual and special meeting of Teck Shareholders (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider, among other things, the Meeting Resolutions;

“Meeting Resolutions” means the Arrangement Resolution and the Elk Valley Equity Incentive Plan Resolution;

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“Party” means a party to this Agreement, and “Parties” means all of the parties to this Agreement, collectively;

“Person” includes any individual, sole proprietorship, corporation, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, incorporated or unincorporated, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, including its schedules, substantially in the form set out in Schedule B hereto, as amended, modified or supplemented from time to time in accordance with this Agreement and Section 5.1 of the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Teck and Elk Valley, each acting reasonably;

“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives;

“Royalty Agreement” means the royalty agreement to be entered into between Elk Valley, Teck Coal Limited, 6069789 Canada Inc., TCP and EMLP pursuant to and at the time specified in the Plan of Arrangement, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“Separation Agreement” means the separation agreement dated on or about the Effective Date among Elk Valley, Teck, and certain of Teck’s Subsidiaries that own the Steelmaking Coal Assets in connection with the implementation of the Arrangement, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“Steelmaking Coal Assets” has the meaning ascribed thereto in the recitals;

“Subsidiary” means a Person that is controlled directly or indirectly by another Person, and includes a Subsidiary of that Subsidiary and so on;

“Tax” or “Taxes” means taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and other charges of any nature, including all income, capital, franchise, payroll and employment, withholding, goods and services or other similar value-added taxes, surtaxes, assessments and charges, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;

“Tax Act” means the Income Tax Act (Canada);

“TCP” means Teck Coal Partnership, an Alberta general partnership;

“Teck Class A Shares” means the Class A common shares in the capital of Teck;

“Teck Class B Shares” means the Class B subordinate voting shares in the capital of Teck;

“Teck Shareholder” means a holder of Teck Shares;

“Teck Shares” means, collectively, the Teck Class A Shares and Teck Class B Shares;

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“Transition Services Agreement” means the transition services agreement to be entered into between Teck and Elk Valley in connection with the transactions contemplated in this Agreement and the Separation Agreement, as it may be amended from time to time; and

“TSX” means the Toronto Stock Exchange.

Section 1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and do not affect the meaning or interpretation of this Agreement;

(b)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa;

(c)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and (ii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it;

(d)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise;

(e)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day;

(f)	Time References. References to time are to local time, Vancouver, British Columbia;

(g)	Control. A Person is considered to “control” another Person if: (i) the second person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding
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meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second-mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third-mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on; and

(h)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement

The Parties agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Effective Date and Effective Time

The Arrangement will become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will be implemented commencing as at the Effective Time and in the order and at the times set out therein or as otherwise specified in the Plan of Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Mutual Representations and Warranties

Each Party represents and warrants to the other Party and acknowledges and agrees that the other Party is relying upon such representations and warranties in connection with entering into this Agreement that:

(a)	Organization. It is a corporation duly incorporated and is validly existing under the Laws of Canada.

(b)	Corporate Authorization. It has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining approval of the Teck Shareholders of the Arrangement Resolution at the Meeting in the manner required by the Interim Order and applicable Law and approval of the Court, to perform its obligations hereunder and to complete the transactions contemplated by this Agreement, the Plan of Arrangement, the Separation Agreement and all ancillary agreements related thereto. The execution and delivery of this Agreement, the Separation Agreement and all ancillary agreements related thereto and the consummation of the transactions contemplated herein and therein have been duly authorized by its board of directors.

(c)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by it, and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and
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the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

Section 3.2	No Survival

Except for the representations and warranties set forth in this Agreement, neither of the Parties has made or makes, and neither Party has relied upon, any other express or implied representation and warranty, either written or oral. The representations and warranties of the Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Section 6.2.

ARTICLE 4

COVENANTS

Section 4.1	General Covenant

Each of the Parties will, so long as the Board has not withdrawn its recommendation of the Arrangement, use commercially reasonable efforts to cause the Arrangement to become effective.

Section 4.2	Certain Covenants of Teck

Teck covenants and agrees that it will (and will, to the extent applicable, cause its Subsidiaries to), so long as the Board has not withdrawn its recommendation of the Arrangement:

(a)	use commercially reasonable efforts to: (i) satisfy all conditions precedent in this Agreement; (ii) take the steps set forth in the Interim Order and the Final Order applicable to it; and (iii) comply with requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	as soon as reasonably practicable after the date of this Agreement, file, proceed with and prosecute an application for an Interim Order under Section 192 of the CBCA, providing for, among other things, the calling and holding of the Meeting for the purposes of, among other things, considering and, if deemed advisable, approving the Meeting Resolutions;

(c)	prepare the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and, as soon as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Teck Shareholder and other Persons as required by the Interim Order and Law, in each case using commercially reasonable efforts so as to permit the Meeting to be held as soon as practicable after obtaining the Interim Order;

(d)	solicit proxies in favour of the Meeting Resolutions;

(e)	as soon as reasonably practicable after the Arrangement Resolution is passed at the Meeting as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, use commercially reasonable efforts to take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order;

(f)	if the Final Order is obtained and subject to the satisfaction or waiver of the conditions precedent in favour of Teck set out in Article 5, deliver to and file with the Director the
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Articles of Arrangement and the Final Order, and such other documents as may be required to give effect to the Arrangement, at such time as Teck deems appropriate in its sole discretion in order to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement; and

(g)	file its Tax returns and make all other filings, notifications, designations and elections pursuant to the Tax Act and to make adjustments to its stated capital accounts in accordance with the terms of the Plan of Arrangement following the Effective Date. Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the Tax Act (or applicable provincial or foreign legislation), will be consistent with the Plan of Arrangement, the Separation Agreement, the Employee Matters Agreement, the Transition Services Agreement and this Agreement and will be determined by Teck, acting reasonably.

Section 4.3	Certain Covenants of Elk Valley

Elk Valley covenants and agrees that it will:

(a)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement; and

(b)	file its Tax returns and make all other filings, notifications, designations and elections pursuant to the Tax Act and to make adjustments to its stated capital accounts in accordance with the terms of the Plan of Arrangement following the Effective Date, including validly electing to be a public corporation from the time of its incorporation under the Tax Act. Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the Tax Act (or applicable provincial or foreign legislation), will be consistent with the Plan of Arrangement, the Separation Agreement, the Employee Matters Agreement, the Transition Services Agreement and this Agreement and will be determined by Teck, acting reasonably.

ARTICLE 5

CONDITIONS

Section 5.1	Conditions Precedent of Teck

The obligations of Teck to complete the transactions contemplated by this Agreement and to file Articles of Arrangement to give effect to the Arrangement are subject to the satisfaction of the following conditions (which may be waived by Teck without prejudice to its right to rely on any other condition in its favour):

(a)	the Interim Order shall have been obtained in form and substance satisfactory to Teck and it shall not have been set aside, amended or varied in a manner unacceptable to Teck, whether on appeal or otherwise;

(b)	the Meeting Resolutions shall have been approved and adopted by the Teck Shareholders at the Meeting in accordance with the provisions of the Interim Order and applicable Law;
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(c)	the Final Order shall have been obtained in form and substance satisfactory to Teck, and it shall not have been set aside, amended or varied in a manner unacceptable to Teck, whether on appeal or otherwise;

(d)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Teck, shall have been accepted for filing by the Director together with the Final Order;

(e)	all consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required or necessary, as determined by Teck, for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received, and none of the consents, orders, rulings, approvals, opinions or assurances contemplated herein shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by Teck, in its discretion;

(f)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(g)	no Law shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement;

(h)	the Elk Valley Common Shares (including Elk Valley Common Shares issuable on exercise of incentive awards granted under the Elk Valley Equity Incentive Plan) to be issued pursuant to the Arrangement shall have been conditionally approved for listing on the TSX, subject to compliance with the normal listing requirements of such exchange; and

(i)	this Agreement shall not have been terminated pursuant to the provisions of Section 6.2.

Section 5.2	Conditions to Obligation of Each Party

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived by such Party without prejudice to its right to rely on any other condition in its favour) that: (a) the obligations, covenants and agreements of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (b) except as set forth in this Agreement or the Plan of Arrangement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date).

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Section 5.3	Merger

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied, waived or released on the filing by Teck of Articles of Arrangement under the CBCA to give effect to the Plan of Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

Section 6.1	Amendment

Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Law, this Agreement may, at any time and from time to time before and after the Meeting, but not later than the Effective Date, be amended by written agreement of the Parties without further notice to or authorization on the part of their respective shareholders.

Section 6.2	Termination

(1)	This Agreement may, at any time before or after the holding of the Meeting but prior to the issuance of the Certificate of Arrangement, be terminated by Teck, in the sole and absolute discretion of the Board, at any time without the approval of the Teck Shareholders or Elk Valley and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the sole and absolute discretion of the Board to elect to terminate this Agreement and discontinue efforts to effect the Plan of Arrangement for whatever reason it may consider appropriate.

(2)	If the Arrangement Resolution is not approved by the Teck Shareholders at the Meeting as required by the Interim Order, this Agreement may be terminated at any time thereafter by either Teck or Elk Valley.

(3)	If this Agreement is terminated pursuant to Section 6.2(1) or Section 6.2(2), this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or other Representative of such Party) to any other Party to this Agreement.

ARTICLE 7

GENERAL

Section 7.1	Notices

Any notice or other communication to be given in connection with this Agreement must be given in writing and sent by personal delivery, courier or email and addressed:

(i)	To Teck:

Suite 3300, 550 Burrard Street Vancouver, British Columbia V6C0B3

Attention: Corporate Secretary at corporate.secretary@teck.com

(ii)	To Elk Valley:
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Suite 3300, 550 Burrard Street Vancouver, British Columbia V6C0B3

Attention: Corporate Secretary at corporate.secretary@teck.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the Business Day following the date of confirmation of transmission by the originating email. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 7.2	Further Assurances

Each of the Parties will from time to time execute and deliver such further documents and instruments and do all acts and things as any other Party may before the Effective Date reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 7.3	Assignment

No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Party (which consent will not be unreasonably withheld or delayed).

Section 7.4	Binding Effect

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, and specific references to “successors” elsewhere in this Agreement will not be construed to be in derogation of the foregoing.

Section 7.5	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

Section 7.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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Section 7.7	Entire Agreement

This Agreement, the Plan of Arrangement and the other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith, including the Royalty Agreement, the Investment Covenant Agreement, the Separation Agreement, the Employee Matters Agreement and the Transition Services Agreement, constitute (or will constitute, once entered into) the entire agreement between the Parties pertaining to the subject matter hereof. There are no representations, warranties, covenants or conditions (including any that may be implied by statute), and there are no agreements, in connection with the subject matter hereof, except as specifically set forth or referred to in this Agreement, the Plan of Arrangement and such other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its Representatives to the other Party or its Representatives except to the extent that the same has been reduced to writing and included as a term of this Agreement, the Plan of Arrangement, such other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

Section 7.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to conflicts of law principles. Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

Section 7.9	No Third Party Beneficiaries

Except as otherwise provided in Section 7.3, Section 7.4 and Section 7.10, this Agreement is not intended to, and shall not, confer on any Person other than the Parties any rights or remedies.

Section 7.10	Limitation of Liability of Representatives

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing.

Section 7.11	Counterparts

This Agreement may be executed in any number of original, facsimile or “pdf” counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page is intentionally left blank. Signature follows]

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

TECK RESOURCES LIMITED

By:	(signed) Jonathan Price
Name: Jonathan Price
Title: Chief Executive Officer

By:	(signed) Nicholas Hooper
Name: Nicholas Hooper
Title: Senior Vice President, Corporate Development and Exploration

ELK VALLEY RESOURCES LTD.

By:	(signed) Nikola Uzelac
Name: Nikola Uzelac
Title: President

SCHEDULE A

ARRANGEMENT RESOLUTION

Arrangement under Section 192 of the

Canada Business Corporations Act

BE IT RESOLVED THAT:

1.	The arrangement (the “Elk Valley Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Teck Resources Limited (“Teck”) and Elk Valley Resources Ltd. (“Elk Valley”), pursuant to the arrangement agreement between Teck and Elk Valley dated February 21, 2023, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”) as more particularly described and set forth in the management information circular of Teck dated [•], 2023 (the “Management Information Circular”), as the same may be amended, supplemented, restated or otherwise modified, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Elk Valley Plan of Arrangement”) of Teck, the full text of which is set out in Appendix [•] to the Management Information Circular, as the Elk Valley Plan of Arrangement may be amended, supplemented, restated or otherwise modified in accordance with its terms, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and all the related actions contemplated therein; (ii) actions of the directors of Teck in approving the Elk Valley Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of Teck in executing and delivering the Arrangement Agreement, and any amendment, supplement, restatement or modification thereto in accordance with its terms, and causing the performance by Teck of its obligations thereunder, are hereby ratified and approved.

4.	Teck is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Elk Valley Arrangement on the terms set forth in the Elk Valley Plan of Arrangement.

5.	Notwithstanding that this resolution has been duly passed by the shareholders of Teck or that the Elk Valley Arrangement has been approved by the Court, the Board of Directors of Teck is hereby authorized and empowered in its sole and absolute discretion without further notice to or approval of the shareholders of Teck to (i) determine when to file the articles of arrangement in respect of the Elk Valley Arrangement, (ii) amend, modify or supplement the Elk Valley Plan of Arrangement or the Arrangement Agreement, to the extent permitted by their terms, and (iii) decide not to proceed with the Elk Valley Arrangement or revoke this resolution at any time prior to the issue of a certificate giving effect to the Elk Valley Arrangement.

6.	Any two officers of Teck are hereby authorized and directed, for and on behalf of Teck, to execute or cause to be executed, under the corporate seal of Teck or otherwise, and to deliver or cause to be delivered articles of arrangement to the Director under the CBCA for filing and all such other documents and instruments as are necessary or desirable to give effect to the Elk Valley Arrangement and the Elk Valley Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents and instruments.

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7.	Any two officers of Teck are hereby authorized and directed, for and on behalf of Teck, to execute or cause to be executed, under the corporate seal of Teck or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such officers’ opinion are necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE B

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, other than the Schedules and unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“6069789 Canada” means 6069789 Canada Inc., a corporation governed by the CBCA;

“6069789 Canada Shares” means all of the shares in the capital of 6069789 Canada owned (beneficially and/or of record) by TCP immediately prior to the Initial TCP Share Transfer;

“Additional Cash Distribution” means a cash amount equal to the product of the Clearing Price multiplied by the Prorated Shares;

“Additional Share Distribution” means a number of Elk Valley Common Shares equal to the quotient of (i) the Disposed Shares, divided by (ii) the aggregate number of Teck Shares held by Share Electors;

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person;

“Aggregate Cash Distribution” means $200,000,000;

“Aggregate Share Distribution” means all of the Elk Valley Common Shares received by Teck pursuant to Section 3.1(l)(i) and Section 3.1(l)(ii);

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Teck and Elk Valley, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of February 21, 2023 between Teck and Elk Valley to which this Plan of Arrangement is attached as Schedule “B”, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Teck Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form of Schedule “A” to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Teck and Elk Valley in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to Teck and Elk Valley, each acting reasonably;

“Available Cash” means the product of the number of Teck Shares held by Share Electors multiplied by the Default Cash Distribution;

“Available Shares” means a number of Elk Valley Common Shares equal to the product of the number of Teck Shares held by Cash Electors multiplied by the Default Share Distribution;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the City of Tokyo, the City of New York or the City of Seoul and (b) a day on which banks are generally closed in the Province of British Columbia, the City of Tokyo, the City of New York or the City of Seoul;

“Cardinal River Nominee” means Cardinal River Coals Ltd., a corporation governed by the Laws of the Province of Alberta;

“Cardinal River Nominee Agreement” means a nominee agreement entered into or to be entered into between TCP and the Cardinal River Nominee prior to the completion of the transactions in Section 3.1 or pursuant to Section 3.1(e)(iv) providing for the terms by which Cardinal River Nominee will hold legal right, title and interest in and to the Cardinal River Property as bare trustee and agent for, and nominee of, TCP;

“Cardinal River Property” means the Mining Rights comprising the Cardinal River Coal Project located in Alberta, Canada;

“Cash Alternative Amount” means the amount, per Teck Share, that each Cash Elector receives pursuant to the Distribution instead of all or a portion of the Default Share Distribution;

“Cash Elector” means a Teck Shareholder who has elected to receive the maximum amount of cash pursuant to Section 3.2(a) and who: (i) has selected an Elected Price that is equal to or less than the Clearing Price and (ii) has not been deemed to be a Share Elector pursuant to Section 3.2(c);

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Clearing Price” means the Cash Alternative Amount at which Teck Shareholders who have elected to receive the maximum amount of cash pursuant to Section 3.2(a) would receive the lowest number of Elk Valley Common Shares pursuant to the Distribution (in the aggregate), given the number of Teck Shares held by such Teck Shareholders and the Elected Prices specified in the applicable Election Forms and provided that no Cash Elector shall receive a Cash Alternative Amount that is less than the Elected Price specified on the Election Form deposited by such Cash Elector pursuant to Section 3.2(b), the whole as determined by Teck;

“Contribution Notes” means, collectively, the Elk Valley-TCP Convertible Note (Common Shares) and the Elk Valley-TCP Convertible Note (Preferred Shares);

“Court” means the Supreme Court of British Columbia;

“Default Cash Distribution” means a cash amount per Teck Share that is equal to the quotient of the Aggregate Cash Distribution divided by the number of Teck Shares that are issued and outstanding;

“Default Share Distribution” means 0.1 of an Elk Valley Common Share per Teck Share;

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“Depositary” means TSX Trust Company (or such other Person as Teck may appoint to act as depositary in connection with the Arrangement), in its capacity as depositary in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disposed Shares” means the lesser of (i) the Available Shares and (ii) the quotient of the Available Cash divided by the Clearing Price;

“Distribution” means the distribution of the Distribution Consideration contemplated by Section 3.1(m);

“Distribution Consideration” means (i) the Aggregate Share Distribution and (ii) the Aggregate Cash Distribution, subject to the aggregate effects of rounding and fractional adjustments as set forth in Section 3.3;

“Distribution Record Time” means 10:00 p.m. (Vancouver time) on the Effective Date, or such other time as Teck and Elk Valley agree to in writing before the Effective Date;

“DSU Adjustment Number” means, with respect to a particular holder of Teck DSUs, the number of Teck DSUs determined by Teck pursuant to the following formula (rounded down to the nearest 0.1 Teck DSU): [(A x B)/C] where:

(1)	“A” is the number of Teck DSUs credited to such holder’s account under the Teck DSU Plan and outstanding immediately before the Distribution Record Time;

(2)	“B” is the fair market value of the sum of the Default Share Distribution per Teck Share and the Default Cash Distribution per Teck Share immediately prior to the Effective Time; and

(3)	“C” is the fair market value of a Teck Class B Share immediately following completion of the transaction set out in Section 3.1(m);

“DSU Elk Valley Participant” means a holder of Teck DSUs or Teck PDSUs, as applicable, who will be a director, officer or employee of Elk Valley, or any of its Subsidiaries, immediately following completion of the transaction set out in Section 3.1(m);

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:59 p.m. (Vancouver time) on the Effective Date, or such other time as Teck and Elk Valley agree to in writing before the Effective Date;

“Elected Price” means the price indicated by a Teck Shareholder who has elected to receive the maximum amount of cash pursuant to Section 3.2(a) on the Election Form delivered by such Teck Shareholder pursuant to Section 3.2(b) as being the lowest Cash Alternative Amount that such Teck Shareholder is willing to accept in lieu of each Elk Valley Common Share pursuant to the Distribution, provided that the lowest permitted Elected Price will be subject to a minimum amount and the highest permitted Elected Price will be subject to a maximum amount, with such minimum and maximum Elected Prices and any specified increments thereof to be determined by Teck and set forth in a press release issued and filed by Teck prior to the Election Deadline;

“Election Deadline” has the meaning set out in Section 3.2(d);

“Election Form” means the election form sent to Teck Shareholders at the direction of Teck in connection with the Arrangement;

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“Elk Valley” means Elk Valley Resources Ltd., a corporation governed by the CBCA;

“Elk Valley Common Shares” means the common shares in the capital of Elk Valley with the rights, privileges, restrictions and conditions set out in Schedule A-1 to this Plan of Arrangement;

“Elk Valley Deferred Share Unit Plan” means the Performance Deferred Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley DSUs” means deferred share units granted under the Elk Valley Deferred Share Unit Plan;

“Elk Valley First Preferred Shares” means the first preferred shares in the capital of Elk Valley created pursuant to this Plan of Arrangement with the rights, privileges, restrictions and conditions set out in Schedule A-2 to this Plan of Arrangement;

“Elk Valley Notes” means, collectively, (i) the Contribution Notes, (ii) the TCP WC Notes, and (iii) if the EMLP WC Note was issued pursuant to Section 3.1(f)(iv)(B), TCP’s EMLP WC Note Interest;

“Elk Valley Option Plan” means the Stock Option Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley Options” means the options to purchase Elk Valley Common Shares granted under the Elk Valley Option Plan;

“Elk Valley PDSUs” means performance deferred share units granted under the Elk Valley Performance Deferred Share Unit Plan;

“Elk Valley Performance Deferred Share Unit Plan” means the Performance Deferred Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley Performance Share Unit Plan” means the Performance Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley PSUs” means performance share units granted under the Elk Valley Performance Share Unit Plan;

“Elk Valley Restricted Share Unit Plan” means the Restricted Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley RSUs” means restricted share units granted under the Elk Valley Restricted Share Unit Plan;

“Elk Valley Second Preferred Shares” means the second preferred shares in the capital of Elk Valley created pursuant to this Plan of Arrangement with the rights, privileges, restrictions and conditions set out in Schedule A-3 to this Plan of Arrangement;

“Elk Valley Shares” means, collectively, the Elk Valley Common Shares, the Elk Valley First Preferred Shares and the Elk Valley Second Preferred Shares;

“Elk Valley-TCP Convertible Note (Common Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley Common Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(i) as partial consideration for the TCP Steelmaking Coal Rollover Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

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“Elk Valley-TCP Convertible Note (Preferred Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley First Preferred Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(i) as partial consideration for the TCP Steelmaking Coal Rollover Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“Elkview Property” means EMLP’s interest in (i) the Mining Rights comprising the Elkview Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Elkview Coal Project;

“EMLP” means Elkview Mine Limited Partnership, an Alberta limited partnership;

“EMLP Elk Valley Common Shares” means that number of Elk Valley Common Shares as specified in the Separation Agreement, to be issued to EMLP as at the time specified in Section 3.1(f)(iii);

“EMLP Elk Valley First Preferred Shares” means that number of Elk Valley First Preferred Shares as specified in the Separation Agreement, to be issued at the time specified in Section 3.1(f)(iii);

“EMLP Elk Valley Second Preferred Shares” means that number of Elk Valley Second Preferred Shares as specified in the Separation Agreement, to be issued as at the time specified in Section 3.1(f)(iii);

“EMLP Greenhills Property” means EMLP’s interest in (i) the Mining Rights comprising the Greenhills Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Greenhills Coal Project;

“EMLP Nominee Agreements” means, collectively, the Nominee and Agency Agreement effective as of July 7, 2017 between EMLP and TCL and the Bare Trust and Nominee Agreement effective as of July 7, 2017 between EMLP and 6069789 Canada;

“EMLP Other Steelmaking Coal Property” means, collectively, (i) the EMLP Working Capital Assets and (ii) EMLP’s beneficial interest in all property and assets of every kind and description and wheresoever situate held by EMLP or held for EMLP’s benefit by TCL and/or 6069789 Canada immediately before the EMLP Other Steelmaking Coal Property Exchange that cannot be transferred by EMLP to Elk Valley under subsection 85(2) of the Tax Act, in each case other than the Excluded Assets;

“EMLP Other Steelmaking Coal Property Exchange” has the meaning set out in Section 3.1(f)(iv);

“EMLP Pro Rata Interests” means the pro rata interest of each of TCP, NSC and POSCAN in EMLP determined as if they were the only partners of EMLP and based on their respective EMLP partnership interests in EMLP at the time specified in Section 3.1(h);

“EMLP Royalty Interest” means the interest in the Royalty to be granted by Elk Valley, TCL and 6069789 Canada to EMLP pursuant to and at the time specified in Section 3.1(f)(iii);

“EMLP Steelmaking Coal Property” means, collectively, the EMLP Steelmaking Coal Rollover Property and the EMLP Other Steelmaking Coal Property;

“EMLP Steelmaking Coal Rollover Property” means, collectively, (i) EMLP’s rights, title and interest in and to the EMLP Nominee Agreements, (ii) the Elkview Property, (iii) the EMLP Greenhills Property, and (iv) depreciable property, other capital property and all other property owned by EMLP immediately before the EMLP Steelmaking Coal Rollover Property Exchange, in each case other than the EMLP Other Steelmaking Coal Property and the Excluded Assets;

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“EMLP Steelmaking Coal Rollover Property Exchange” has the meaning set out in Section 3.1(f)(iii);

“EMLP WC Note” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley Common Shares specified in the Separation Agreement, to be issued by Elk Valley to EMLP at the time specified in Section 3.1(f)(iv), if applicable, as partial consideration for the EMLP Other Steelmaking Coal Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“EMLP WC Note Interest” has the meaning set out in Section 3.1(h);

“EMLP Working Capital Assets” means the working capital assets of EMLP, other than inventory, immediately before the EMLP Other Steelmaking Coal Property Exchange;

“Excess Cash Distribution” means a cash amount equal to the quotient of (i) the difference of (a) the Available Cash minus (b) the product of the number of Teck Shares held by Cash Electors multiplied by the Additional Cash Distribution, divided by (ii) the number of Teck Shares held by Share Electors;

“Excess Share Distribution” means a number of Elk Valley Common Shares equal to the difference of the Default Share Distribution minus the Prorated Shares;

“Excluded Assets” means all property and assets of Teck and its Subsidiaries designated in the Separation Agreement as “Excluded Assets”;

“Excluded Liabilities” means all Liabilities of TCP, EMLP, TCL and 6069789 Canada designated in the Separation Agreement as “Excluded Liabilities”;

“Exercise Price Proportion” means the fraction A/B as determined by Teck, where:

(1)	“A” is the fair market value of the Default Share Distribution per Teck Share immediately prior to the First Option Exchange; and

(2)	“B” is the fair market value of a Teck Class B Share immediately prior to the First Option Exchange;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA in a form acceptable to Teck and Elk Valley, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of both Teck and Elk Valley, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to both Teck and Elk Valley) on appeal;

“First Option Exchange” has the meaning set out in Section 3.1(a);

“Fording Partnership” means Fording Partnership, an Alberta general partnership;

“Fording River Property” means TCP’s beneficial interest in (i) the Mining Rights comprising the Fording River Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Fording River Coal Project;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, county, municipal, local or other government, governmental or public department, central bank, Court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental

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or private body exercising any statutory, regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Initial Elk Valley Share” means the one (1) Elk Valley Common Share that is issued and outstanding immediately prior to the Effective Time and registered in the name of Teck;

“Initial TCP Share Transfer” has the meaning set out in Section 3.1(e)(v);

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA in a form acceptable to Teck and Elk Valley, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of both Teck and Elk Valley, each acting reasonably);

“Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances (including zoning), codes, rules, regulations, orders, injunctions, writs, judgments, decrees, rulings or other similar requirements, whether domestic or foreign, enacted, adopted, issued, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Liabilities” means any and all debts, guarantees, assurances, commitments, liabilities, responsibilities, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, attorneys’ fees, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim, demand, action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

“Line Creek Property” means TCP’s interest in (i) the Mining Rights comprising the Line Creek Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Line Creek Coal Project;

“Meeting” means the annual and special meeting of Teck Shareholders (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Mining Rights” means any coal licenses, coal leases, freehold coal rights, fee simple coal rights, Crown-granted mineral claims (including those related to coal), mining claims, mineral lands, mining leases, mineral claims, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to coal or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting coal, under the terms of applicable Laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired, and includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, demise to lease, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing;

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“Neptune Shares” means all of the shares in the capital of Neptune Bulk Terminals (Canada) Inc., a corporation governed by the Business Corporations Act (British Columbia), owned (beneficially and/or of record) by TCP immediately prior to the EMLP Steelmaking Coal Rollover Property Exchange;

“New TCP Nominee” means 14682394 Canada Ltd., a corporation governed by the CBCA;

“New TCP Nominee Agreement” means a nominee agreement entered into or to be entered into between TCP and New TCP Nominee prior to the completion of the transactions in Section 3.1 or pursuant to and at the time specified in Section 3.1(e)(ii) providing for the terms by which New TCP Nominee will hold legal right, title and interest in and to the Excluded Assets (other than the Cardinal River Property) as bare trustee and agent for, and nominee of, TCP;

“NSC” means NS Canadian Resources Inc., a corporation existing under the laws of British Columbia;

“PDSU Adjustment Number” means, with respect to a particular holder of Teck PDSUs, the number of Teck PDSUs determined by Teck pursuant to the following formula (rounded down to the nearest 0.1 Teck PDSU): (A x B)/C where:

(1)	“A” is the number of Teck PDSUs credited to such holder’s account under the Teck PDSU Plan and outstanding immediately before the Distribution Record Time;

(2)	“B” is the fair market value of the sum of the Default Share Distribution per Teck Share and the Default Cash Distribution per Teck Share immediately prior to the Effective Time; and

(3)	“C” is the fair market value of a Teck Class B Share immediately following completion of the transaction set out in Section 3.1(m);

“Person” includes any individual, sole proprietorship, corporation, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, incorporated or unincorporated, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, including its Schedules, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Teck and Elk Valley, acting reasonably;

“POSCAN” means POSCO Canada Limited, a corporation existing under the laws of British Columbia;

“Prorated Shares” means a number of Elk Valley Common Shares equal to the quotient of the Disposed Shares divided by the number of Teck Shares held by Cash Electors;

“Real Properties” has the meaning given to it in the Royalty Agreement; “Remaining Teck Options” has the meaning given to it in Section 3.1(b)(i); “Repriced Teck Options” has the meaning given to it in Section 3.1(b)(i);

“Royalty” means the gross revenue royalty in respect of coal produced from the Royalty Properties granted initially to TCP and EMLP by Elk Valley, TCL and 6069789 Canada pursuant to and subject to the terms of the Royalty Agreement, and which, shall constitute a real property right and create and constitute the grant of a vested present interest in, and a covenant that runs with, the land (being the

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Real Properties and the coal in situ or produced therefrom) and all successions thereof or extensions or amendments thereto, overriding and prior to all other present or future interests in such land to the extent permitted by Law, whether created privately or through action of a Governmental Entity;

“Royalty Agreement” means the royalty agreement to be entered into between Elk Valley, TCL, 6069789 Canada, TCP and EMLP pursuant to and at the time specified in Section 3.1(g), in a form acceptable to Teck and Elk Valley, each acting reasonably, granting the Royalty;

“Royalty Properties” has the meaning given to it in the Royalty Agreement;

“Second Option Exchange” has the meaning set out in Section 3.1(b);

“Separation Agreement” means the separation agreement dated on or about the Effective Date among, inter alios, Elk Valley, Teck, TCP, EMLP, TCL, 6069789 Canada and New TCP Nominee providing for, among other things, the terms by which Teck, TCP and EMLP will complete the sale, transfer and assignment of the EMLP Steelmaking Coal Property and the TCP Steelmaking Coal Property to Elk Valley, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“Share Elector” means a Teck Shareholder who is not a Cash Elector;

“Stated Capital Equalization Amount” means the product obtained by multiplying (i) the number of all issued and outstanding Teck Class A Shares immediately before the effective time of the Stated Capital Equalization Transaction and (ii) the amount by which (A) the aggregate stated capital of all of the issued and outstanding Teck Class A Shares and Teck Class B Shares immediately before the effective time of the Stated Capital Equalization Transaction divided by the aggregate number of all of the issued outstanding Teck Class A Shares and Teck Class B Shares immediately before the effective time of the Stated Capital Equalization Transaction exceeds (B) the aggregate stated capital of all issued and outstanding Teck Class A Shares immediately before to the effective time of the Stated Capital Equalization Transaction divided by the number of all issued outstanding Teck Class A Shares immediately before the effective time of the Stated Capital Equalization Transaction;

“Stated Capital Equalization Transaction” has the meaning set out in Section 3.1(d);

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;

“Tax Act” means the Income Tax Act (Canada);

“TCL” means Teck Coal Limited, a corporation governed by the CBCA;

“TCL Shares” means all of the shares in the capital of TCL owned (beneficially and/or of record) by TCP immediately prior to the Initial TCP Share Transfer;

“TCP” means Teck Coal Partnership, an Alberta general partnership;

“TCP Elk Valley Common Shares” means the Elk Valley Common Shares issuable upon conversion of the Elk Valley-TCP Convertible Note (Common Shares), to be issued pursuant to and as at the time specified in Section 3.1(l)(i);

“TCP Elk Valley First Preferred Shares” means the Elk Valley First Preferred Shares issuable upon conversion of the Elk Valley-TCP Convertible Note (Preferred Shares), to be issued pursuant to and as at the time specified in Section 3.1(l)(i);

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“TCP Elk Valley Second Preferred Shares” means that number of Elk Valley Second Preferred Shares as specified in the Separation Agreement, to be issued pursuant to and as at the time specified in Section 3.1(f)(i);

“TCP Greenhills Property” means TCP’s interest in (i) the Mining Rights comprising the Greenhills Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Greenhills Coal Project;

“TCP Nominee Agreements” means, collectively, the Bare Trust and Nominee Agreement effective as of July 7, 2017 between TCP and 6069789 Canada (as amended pursuant to an amending agreement effective as of June 24, 2019 between TCP and 6069789 Canada) and the Nominee and Agency Agreement effective as of July 7, 2017 between TCP and TCL;

“TCP Other Steelmaking Coal Property” means, collectively, (i) the TCP Working Capital Assets, and (ii) [$•]1 in cash, in each case excluding the Excluded Assets;

“TCP Other Steelmaking Coal Property Exchange” has the meaning set out in Section 3.1(f)(ii);

“TCP Royalty Interest” means the interest in the Royalty to be granted by Elk Valley, TCL and 6069789 Canada to TCP pursuant to and at the time specified in Section 3.1(f)(i);

“TCP Steelmaking Coal Property” means, collectively, the TCP Steelmaking Coal Rollover Property and the TCP Other Steelmaking Coal Property;

“TCP Steelmaking Coal Rollover Property” means all property and assets of every kind and description and wheresoever situate held by TCP or held for TCP’s benefit by TCL and/or 6069789 Canada immediately before the TCP Steelmaking Coal Rollover Property Exchange (including, collectively, (i) the Neptune Shares, (ii) TCP’s rights, title and interest in and to the TCP Nominee Agreements, (iii) the Fording River Property, (iv) the TCP Greenhills Property, (v) the Line Creek Property, (vi) depreciable property, (vii) other capital property, and (viii) all other property currently owned by TCP), but in each case excluding the TCP Other Steelmaking Coal Property and the Excluded Assets;

“TCP Steelmaking Coal Rollover Property Exchange” has the meaning set out in Section 3.1(f)(i);

“TCP WC Note (Common Shares)” means the promissory note for a principal amount specified in the Separation Agreement and convertible into such number of Elk Valley Common Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(ii), as partial consideration for the TCP Other Steelmaking Coal Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“TCP WC Note (Preferred Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley First Preferred Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(ii) as partial consideration for TCP Other Steelmaking Coal Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“TCP WC Notes” means, collectively, the TCP WC Note (Common Shares) and the TCP WC Note (Preferred Shares);

“TCP Working Capital Assets” means the working capital assets of TCP, other than inventory and [$•]2 of cash, immediately before the TCP Other Steelmaking Coal Property Exchange;

1 Note to Completion: Teck to confirm cash amount.

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“Teck” means Teck Resources Limited, a corporation governed by the CBCA;

“Teck Class A Shareholder” means a holder of Teck Class A Shares;

“Teck Class A Shares” means the Class A common shares in the capital of Teck;

“Teck Class B Shareholder” means a holder of Teck Class B Shares;

“Teck Class B Shares” means the Class B subordinate voting shares in the capital of Teck;

“Teck DSU Plan” means the Deferred Share Unit Plan of Teck;

“Teck DSUs” means deferred share units granted and outstanding under the Teck DSU Plan;

“Teck Options” means the options to purchase Teck Class B Shares granted and outstanding under the 2010 Stock Option Plan of Teck, as amended;

“Teck PDSU Plan” means the Performance Deferred Share Unit Plan of Teck;

“Teck PDSUs” means performance deferred share units granted and outstanding under the Teck PDSU Plan;

“Teck PSUs” means performance share units granted and outstanding under the Performance Share Unit Plan of Teck;

“Teck Resources Coal Partnership” means Teck Resources Coal Partnership, a British Columbia general partnership;

“Teck RSUs” means restricted share units granted and outstanding under the Restricted Share Unit Plan of Teck;

“Teck Shareholder” means a holder of Teck Shares;

“Teck Shares” means, collectively, the Teck Class A Shares and Teck Class B Shares;

“Top Up Teck Options” has the meaning given to it in Section 3.1(b)(ii); and

“Transfer Agent” means TSX Trust Company, in its capacities as transfer agent of the Teck Shares and as transfer agent of the Elk Valley Common Shares, as applicable.

Section 1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	Headings, etc. The division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and do not affect the meaning or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule, respectively, of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

2 Note to Completion: Teck to confirm cash amount.

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(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(e)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(f)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g)	Time References. References to time herein are to local time, Vancouver, British Columbia.

(h)	Numerical Values. Where a provision requires the determination of the greater of or the lesser of, or any similar determination, as between two or more values, but such values are attached to different variables (such as dollars and shares), such determination shall be made in respect of the numerical coefficient values only (for example $5 shall be treated as being greater than 4 shares).

(i)	Control. A Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second-mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third- mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1	Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to the Arrangement Agreement.

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Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Teck, Teck Resources Coal Partnership, Fording Partnership, Elk Valley, TCP, EMLP, 6069789 Canada, TCL, Neptune Bulk Terminals (Canada) Inc., Cardinal River Nominee, New TCP Nominee, the Teck Shareholders, holders of Elk Valley Shares, holders of Teck Options, Teck RSUs, Teck PSUs, Teck DSUs and Teck PDSUs, holders of Elk Valley Options, Elk Valley RSUs, Elk Valley PSUs, Elk Valley DSUs and Elk Valley PDSUs, NSC, POSCAN, the Transfer Agent, the Depositary and all other Persons (including the respective heirs, executors, administrators, legal representatives, affiliates, successors and assigns of each of the foregoing), at and after the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

Section 3.1	Arrangement

Commencing at the Effective Time, the occurrences described in each of the following paragraphs or subparagraphs, as the case may be, of this Section 3.1 shall be, and be deemed to be, a transaction that, unless otherwise provided, occurs sequentially in the following order, effective as at one (1) minute intervals between each such transaction and starting at the Effective Time, without any further act or formality:

(a)	each holder of Teck Options will dispose of the Exercise Price Proportion of the Teck Options held by such holder at the Effective Time (the “First Option Exchange”) to Elk Valley in consideration for the grant to such holder of Elk Valley Options in such a manner that:

(i)	the particular holder will receive no consideration for the exchange of such portion of the Teck Options other than Elk Valley Options;

(ii)	the exercise price of the Elk Valley Options granted to such holder will be an amount equal to the product of 10 and the Exercise Price Proportion of such holder’s original exercise price of the Teck Options (rounded up to the nearest whole cent);

(iii)	the number of Elk Valley Common Shares to be issued by Elk Valley under the Elk Valley Options will be such that, for every 10 Teck Class B Shares the holder would have been entitled to acquire under the Teck Options immediately prior to the First Option Exchange, the holder will become entitled to acquire one Elk Valley Common Share under the Elk Valley Options with any partial number rounded down to the nearest whole number;

(iv)	the Elk Valley Options will otherwise have the same terms as the Teck Options so disposed of pursuant to the First Option Exchange, including as to vesting and expiry;

(v)	the Elk Valley Options will be issued under the Elk Valley Option Plan; and

(vi)	the Teck Options so disposed of pursuant to the First Option Exchange will be cancelled;

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(b)	except in each case as otherwise agreed in writing by Teck and Elk Valley prior to the Effective Date, each of the following transactions shall, and shall be deemed to, occur simultaneously at the Distribution Record Time:

(i)	for the remaining portions of the Teck Options held by holders (after the disposition of the Exercise Price Proportion of the Teck Options held by such holders pursuant to the First Option Exchange) (the “Remaining Teck Options”), such holders thereof will dispose of such Remaining Teck Options as Teck determines in its sole discretion (the “Second Option Exchange”) in consideration for the grant to such holder of new Teck Options (“Repriced Teck Options”) in such a manner that:

(A)	each such holder will receive no consideration for the exchange of a Remaining Teck Option other than the Repriced Teck Option;

(B)	the exercise price of each Repriced Teck Option granted to such holder will be an amount equal to the fair market value of a Teck Class B Share immediately after the Distribution Record Time less the product of the amount by which one exceeds the Exercise Price Proportion and the amount by which the fair market value of a Teck Class B Share immediately before the Distribution Record Time exceeds such holder’s original exercise price of the Teck Option partially exchanged therefor (rounded up to the nearest whole cent);

(C)	the number of Teck Class B Shares to be issued by Teck under the Repriced Teck Options will be such that, for each Teck Class B Share the holder would have been entitled to acquire under the Teck Options immediately prior to the First Option Exchange, the holder will become entitled to acquire one Teck Class B Share under the Repriced Teck Options;

(D)	the Repriced Teck Options will otherwise have the same terms as the Remaining Teck Options so disposed of pursuant to the Second Option Exchange, including as to vesting and expiry;

(E)	the Repriced Teck Options will be issued under the 2010 Stock Option Plan of Teck, as amended; and

(F)	the Remaining Teck Options so disposed of pursuant to the Second Option Exchange will be cancelled;

(ii)	for all other Remaining Teck Options, the holders thereof will continue to hold their Remaining Teck Options (provided that any aggregation of Remaining Teck Options entitling a holder to a fractional Teck Class B Share at a particular exercise price or vesting date will be rounded down to the nearest whole number) and the holders thereof will be granted by Teck such number of new Teck Options (the “Top Up Teck Options”) such that the sum of each such holder’s Remaining Teck Options and Top Up Teck Options equals the number of Teck Options held by the holder immediately prior to the First Option Exchange, and each Top Up Teck Option will have an exercise price equal to the fair market value of a Teck Class B Share immediately after the grant, and will otherwise have the same terms as the Teck Options so disposed of pursuant to the First Option Exchange, including as to vesting and expiry;
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(iii)	each holder of a Teck RSU will be granted one Elk Valley RSU for every 10 Teck RSUs held immediately prior to the Distribution Record Time (with any fractional Elk Valley RSUs rounded down to the nearest whole number);

(iv)	each holder of a Teck PSU will be granted one Elk Valley PSU for every 10 Teck PSUs held immediately prior to the Distribution Record Time (with any fractional Elk Valley PSUs rounded down to the nearest whole number);

(v)	each DSU Elk Valley Participant holding a Teck DSU will be granted one Elk Valley DSU for every 10 Teck DSUs held immediately before the Distribution Record Time (with any fractional Elk Valley DSUs rounded down to the nearest whole number), and such DSU Elk Valley Participant will be deemed to have been terminated under the Teck DSU Plan;

(vi)	each DSU Elk Valley Participant holding a Teck PDSU will be granted one Elk Valley PDSU for every 10 Teck PDSUs held immediately before the Distribution Record Time, and such DSU Elk Valley Participant will be deemed to have been terminated under the Teck PDSU Plan;

(vii)	each holder of a Teck DSU, other than a DSU Elk Valley Participant, will be granted an additional number of Teck DSUs, pursuant to the Teck DSU Plan, as is equal to such holder’s DSU Adjustment Number; and

(viii)	each holder of a Teck PDSU, other than a DSU Elk Valley Participant, will be granted an additional number of Teck PDSUs as is equal to such holder’s PDSU Adjustment Number;

(c)	the articles of incorporation of Elk Valley will be amended to amend the terms of the Elk Valley Common Shares and to create and authorize the issuance of (in addition to the shares that Elk Valley is authorized to issue immediately prior to such amendment) the following two new classes of shares:

(i)	[•] Elk Valley First Preferred Shares; and

(ii)	[•] Elk Valley Second Preferred Shares3,

and the respective rights, privileges, restrictions and conditions attaching to the Elk Valley Common Shares, the Elk Valley First Preferred Shares and the Elk Valley Second Preferred Shares will be as set out in Parts I, II and III of Schedule A, respectively;

(d)	the stated capital of the Teck Class A Shares will be increased by the Stated Capital Equalization Amount and the stated capital of the Teck Class B Shares will be decreased by the Stated Capital Equalization Amount (the “Stated Capital Equalization Transaction”);

(e)	each of the following transactions shall, and shall be deemed to, occur simultaneously:

(i)	in accordance with the Separation Agreement, TCL and 6069789 Canada will transfer and assign to New TCP Nominee all of their respective right, title and interest in and to the Excluded Assets (excluding the Cardinal River Property) and New TCP Nominee will assume all Excluded Liabilities of TCL

3 Note to Completion: Numbers to be completed by Teck.

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and 6069789 Canada (other than Excluded Liabilities related to the Cardinal River Property);

(ii)	the New TCP Nominee Agreement will become effective and binding on the parties thereto;

(iii)	in accordance with the Separation Agreement, TCL will transfer and assign to Cardinal River Nominee all of its respective right, title and interest in and to the Cardinal River Property and Cardinal River Nominee will assume all Excluded Liabilities of TCL related to the Cardinal River Property, if applicable;

(iv)	the Cardinal River Nominee Agreement will become effective and binding on the parties thereto; and

(v)	in accordance with the Separation Agreement, TCP will transfer and assign to Elk Valley all of its right, title and interest to the TCL Shares and the 6069789 Canada Shares (the “Initial TCP Share Transfer”);

(f)	each of the following transactions shall, and shall be deemed to, occur simultaneously:

(i)	in accordance with the Separation Agreement and subsection 85(2) of the Tax Act, TCP will sell, transfer and assign to Elk Valley all of its right, title and interest in the TCP Steelmaking Coal Rollover Property in consideration and in exchange for (A) Elk Valley granting, and causing TCL and 6069789 Canada to grant, the TCP Royalty Interest pursuant to the Royalty Agreement, (B) the issuance by Elk Valley to TCP of the TCP Elk Valley Second Preferred Shares, and (C) the issuance by Elk Valley to TCP of the Contribution Notes (collectively, the “TCP Steelmaking Coal Rollover Property Exchange”) and, if the fair market value of the TCP Other Steelmaking Coal Property immediately prior to the TCP Other Steelmaking Coal Property Exchange is less than the Liabilities of TCP (other than Excluded Liabilities) at such time, the assumption of such portion of the Liabilities as equals the shortfall;

(ii)	in accordance with the Separation Agreement, TCP will sell, transfer and assign to Elk Valley all of its right, title and interest in the TCP Other Steelmaking Coal Property in consideration and in exchange for (A) Elk Valley assuming all Liabilities of TCP (other than Excluded Liabilities and Liabilities assumed in Section 3.1(f)(i), if any) and (B) the issuance by Elk Valley to TCP of the TCP WC Notes (collectively, the “TCP Other Steelmaking Coal Property Exchange”);

(iii)	in accordance with the Separation Agreement and subsection 85(2) of the Tax Act, EMLP will sell, transfer and assign to Elk Valley all of its right, title and interest in the EMLP Steelmaking Coal Rollover Property in consideration and in exchange for (A) Elk Valley granting the EMLP Royalty Interest pursuant to the Royalty Agreement, (B) the issuance by Elk Valley to EMLP of the EMLP Elk Valley Common Shares, (C) the issuance by Elk Valley to EMLP of the EMLP Elk Valley First Preferred Shares, and (D) the issuance by Elk Valley to EMLP of the EMLP Elk Valley Second Preferred Shares (collectively, the “EMLP Steelmaking Coal Rollover Property Exchange”) and, if the fair market value of the EMLP Other Steelmaking Coal Property immediately prior to the EMLP Other Steelmaking Coal Property Exchange is less than the Liabilities of EMLP (other than Excluded
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Liabilities) at such time, the assumption of such portion of the Liabilities shall equal the shortfall;

(iv)	in accordance with the Separation Agreement, EMLP will sell, transfer and assign to Elk Valley all of its right, title and interest in the EMLP Other Steelmaking Coal Property in consideration and in exchange for (A) Elk Valley assuming all Liabilities of EMLP (other than Excluded Liabilities and Liabilities assumed in Section 3.1(f)(iii)) and (B) if the fair market value of the EMLP Other Steelmaking Coal Property immediately prior to the EMLP Other Steelmaking Coal Property Exchange exceeds the Liabilities assumed by Elk Valley pursuant to the EMLP Other Steelmaking Coal Property Exchange, the issuance by Elk Valley to EMLP of the EMLP WC Note (collectively, the “EMLP Other Steelmaking Coal Property Exchange”);

(v)	there will be added to the stated capital account maintained by Elk Valley for the Elk Valley First Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley First Preferred Shares in respect of the aggregate Elk Valley First Preferred Shares issued to EMLP pursuant to Section 3.1(f)(iii), having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(vi)	there will be added to the stated capital account maintained by Elk Valley for the Elk Valley Second Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley Second Preferred Shares in respect of the aggregate Elk Valley Second Preferred Shares issued to TCP and EMLP pursuant to Sections Section 3.1(f)(i) and Section 3.1(f)(iii), respectively, after taking into account the stated capital added to the Elk Valley First Preferred Shares, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(vii)	there will be added to the stated capital account maintained by Elk Valley for the Elk Valley Common Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley Common Shares in respect of the aggregate Elk Valley Common Shares issued to EMLP pursuant to Section 3.1(f)(iii), after taking into account the stated capital added to the Elk Valley First Preferred Shares and Elk Valley Second Preferred Shares, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA); and

(viii)	each of the Contribution Notes, the TCP WC Notes and, if applicable, the EMLP WC Note will become effective and binding on Elk Valley;

(g)	the Royalty Agreement will become effective and binding on the parties thereto and the Royalty will be granted;

(h)	if the EMLP WC Note was issued pursuant to Section 3.1(f)(iv)(B), EMLP will distribute, as a return of partnership capital, interests in the EMLP WC Note to TCP, NSC, and POSCAN (each a “EMLP WC Note Interest”) in proportion to their respective EMLP Pro Rata Interests;

(i)	TCP will distribute its interest in the Elk Valley Notes to Fording Partnership in consideration for a reduction of partnership capital associated with TCP’s partnership
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interest in Fording Partnership in an amount equal to the fair market value of TCP’s interest in the Elk Valley Notes;

(j)	Fording Partnership will distribute its interest in the Elk Valley Notes to Teck Resources Coal Partnership in consideration for a reduction of partnership capital associated with Fording Partnership’s partnership interest in Teck Resources Coal Partnership in an amount equal to the fair market value of Fording Partnership’s interest in the Elk Valley Notes;

(k)	Teck Resources Coal Partnership will distribute its interest in the Elk Valley Notes to Teck in consideration for a reduction of partnership capital associated with Teck’s partnership interest in Teck Resources Coal Partnership in an amount equal to the fair market value of Teck’s interest in the Elk Valley Notes;

(l)	each of the following transactions shall, and shall be deemed to, occur simultaneously:

(i)	Teck will, without any further act or formality, convert the full principal amount outstanding pursuant to the Contribution Notes and the TCP WC Notes into the TCP Elk Valley Common Shares and the TCP Elk Valley First Preferred Shares issuable on conversion pursuant to the terms of the Contribution Notes and the TCP WC Notes; and

(A)	the aggregate TCP Elk Valley Common Shares and the aggregate TCP Elk Valley First Preferred Shares issuable upon the conversion of the full principal amount outstanding pursuant to the Contribution Notes and the TCP WC Notes shall be issued by Elk Valley to Teck;

(B)	the aggregate principal amounts owing by Elk Valley pursuant to the Contribution Notes and the TCP WC Notes shall be fully extinguished; and

(C)	the Contribution Notes and the TCP WC Notes will terminate without any further action on the part of the parties thereto;

(ii)	if the EMLP WC Note was issued pursuant to Section 3.1(f)(iv)(B), Teck, POSCAN and NSC will convert the full principal amount outstanding pursuant to the EMLP WC Note into EMLP Elk Valley Common Shares issuable on conversion pursuant to the terms of the EMLP WC Note; and

(A)	the EMLP Elk Valley Common Shares issuable upon the conversion of the full principal amount outstanding pursuant to the EMLP WC Note shall be issued by Elk Valley to Teck, NSC and POSCAN in accordance with their respective interests in the EMLP WC Note;

(B)	the aggregate principal amount owing by Elk Valley pursuant to the EMLP WC Note shall be fully extinguished; and

(C)	the EMLP WC Note will terminate without any further action on the part of the parties thereto;

(iii)	there will be added to the stated capital account maintained by Elk Valley for the Elk Valley Common Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley Common Shares in respect of the aggregate Elk Valley Common Shares issued
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pursuant to Section 3.1(l)(i)(A) and Section 3.1(l)(ii)(A), respectively, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(iv)	there will be added to the stated capital account maintained by Elk Valley for the Elk Valley First Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley First Preferred Shares in respect of the aggregate Elk Valley First Preferred Shares issued to Teck pursuant to Section 3.1(l)(i)(A), having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(v)	the Initial Elk Valley Share will be sold and transferred to and acquired by Elk Valley for cancellation in exchange for an amount equal to the fair market value thereof, and

(A)	Teck will cease to be the holder of the Initial Elk Valley Share and will cease to have any rights as a holder of the Initial Elk Valley Share, other than the right to receive a cash payment equal to the fair market value therefor pursuant to this Section 3.1(l)(v);

(B)	Elk Valley will be the transferee of the Initial Elk Valley Share; and

(C)	the Initial Elk Valley Share will be cancelled;

(m)	Teck will distribute, on the reorganization of Teck’s business, to the Teck Shareholders of record as at the Distribution Record Time, the Distribution Consideration, in each case in accordance with the allocation mechanics set forth in Section 3.2, in consideration and in exchange for:

(i)	a reduction of the stated capital maintained in respect of the Teck Class A Shares in an amount equal to the fair market value of the Distribution Consideration so distributed by Teck to the Teck Class A Shareholders; and

(ii)	a reduction of the stated capital maintained in respect of the Teck Class B Shares in an amount equal to the fair market value of the Distribution Consideration so distributed by Teck to the Teck Class B Shareholders; and

(n)	the articles of Teck will be amended by changing the name of Teck from “Teck Resources Limited / Resources Teck Limiteé” to “Teck Metals Corp.”

Section 3.2	Allocation Mechanics

With respect to the distribution of the Distribution Consideration:

(a)	each Teck Shareholder may elect to receive, in respect of all of the Teck Shares held by such Teck Shareholder, either the maximum amount of cash or the maximum number of Elk Valley Common Shares, subject to the following allocation mechanism and fractional adjustments as set forth in Section 3.3:

(i)	Cash Electors will receive, in respect of each Teck Share:

(A)	the Default Cash Distribution;

(B)	the Additional Cash Distribution; and
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(C)	if the number of Available Shares is greater than the number of Disposed Shares, the Excess Share Distribution;

(ii)	Share Electors will receive, in respect of each Teck Share:

(A)	the Default Share Distribution;

(B)	the Additional Share Distribution; and

(C)	if the Available Cash is greater than the product of the number of Teck Shares held by Cash Electors multiplied by the Additional Cash Distribution, the Excess Cash Distribution;

provided that, if there are no Cash Electors, each Teck Shareholder will receive, for each Teck Share held, the Default Cash Distribution and the Default Share Distribution;

(b)	such election shall be made by each Teck Shareholder depositing with the Transfer Agent, on or prior to the Election Deadline, a duly completed Election Form indicating such Teck Shareholder’s election and, in the case of a Teck Shareholder who has elected to receive the maximum amount of cash pursuant to Section 3.2(a), such Teck Shareholder’s Elected Price;

(c)	any Teck Shareholder who does not deposit with the Transfer Agent a duly completed Election Form on or prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 and the Election Form, shall be deemed to be a Share Elector;

(d)	Election Forms must be received by the Transfer Agent on or before a date (the “Election Deadline”) to be determined by Teck and set forth in a press release issued and filed by Teck prior to the Election Deadline, unless otherwise agreed in writing by Teck;

Section 3.3	No Fractional Elk Valley Common Shares and Rounding of Cash Consideration

(a)	In no event shall any Teck Shareholder be entitled to receive a fractional Elk Valley Common Share pursuant to the Distribution. Where the aggregate number of Elk Valley Common Shares to be issued to a Teck Shareholder pursuant to the Distribution would result in a fraction of a Elk Valley Common Share being issuable (i) the number of Elk Valley Common Shares to be issued to such Teck Shareholder shall be rounded down to the closest whole number; (ii) the Depositary will aggregate all such fractional Elk Valley Common Shares and cause them to be sold in the open market for the account of such Teck Shareholders; and (iii) the proceeds that the Depositary may realize from the sale of such fractional Elk Valley Common Share will be distributed, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, to each Teck Shareholder entitled thereto pro rata to their respective fractional interests.

(b)	If any cash amount a Teck Shareholder is entitled to receive pursuant to the Distribution would otherwise include a fraction of $0.01, then such cash amount such Teck Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.
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Section 3.4	U.S. Securities Matters

The Elk Valley Common Shares to be issued to Teck Shareholders and the Elk Valley Options to be issued to holders of Teck Options pursuant to the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended.

ARTICLE 4

CERTIFICATES

Section 4.1	Entitlement to Certificates

(a)	To facilitate the distribution and transfer of the Distribution Consideration to the Teck Shareholders pursuant to the Distribution, Teck shall execute and deliver to the Transfer Agent an irrevocable power of attorney at or prior to the Effective Time, authorizing the Transfer Agent to distribute and transfer the Distribution Consideration to the Depositary, in trust for the Teck Shareholders, and the Depositary shall hold the Distribution Consideration on behalf of the Teck Shareholders and deliver the Distribution Consideration to the Teck Shareholders in accordance with the terms of this Plan of Arrangement and Elk Valley will deliver a treasury order or such other direction to effect such issuance to the Transfer Agent and the Depositary as requested by it.

(b)	As soon as practicable after the Effective Date, the Depositary will deliver to each Teck Shareholder of record as of the Effective Time share certificates or direct registration statements representing the Elk Valley Common Share portion of the Distribution Consideration that such holder is entitled to pursuant to the Arrangement, if any.

Section 4.2	No Liens

Any exchange, distribution or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 5

AMENDMENTS

Section 5.1	Amendments to Plan of Arrangement

(a)	Teck and Elk Valley may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) agreed to in writing by Teck and Elk Valley, each acting reasonably; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) approved by some or all of the Teck Shareholders and/or communicated to the Teck Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Teck or Elk Valley at any time prior to or at the Meeting (provided that Teck or Elk Valley, as applicable, will have consented thereto) with or without any other prior notice or communication to Teck Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.
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(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if: (i) it is agreed to in writing by Teck and Elk Valley, each acting reasonably; (ii) it is approved by the Court; and (iii) if required by the Court, it is approved by some or all of the Teck Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time following the Effective Time by Teck and Elk Valley without the approval of the Court, the Teck Shareholders or the shareholders of Elk Valley, provided that it concerns a matter which, in the reasonable opinion of Teck and Elk Valley, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of Teck Shares or any holder of Elk Valley Shares.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Teck, Elk Valley, Teck Resources Coal Partnership, Fording Partnership, TCP, EMLP, 6069789 Canada, TCL, Neptune Bulk Terminals (Canada) Inc., Cardinal River Nominee and New TCP Nominee shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE A

CONDITIONS ATTACHING TO THE ELK VALLEY SHARES

SCHEDULE A-1

The rights, privileges, restrictions and conditions attaching to the shares of the Corporation are as follows:

PART 1: COMMON SHARES

1.	Voting

(a)	The holders of the Common Shares are entitled to receive notice of, attend and vote (in person or by proxy) at all meetings of the shareholders of the Corporation except where holders of another class or series are entitled to vote separately as a class or series as provided in the Canada Business Corporations Act (the “Act”), applicable securities laws or the rules of any applicable stock exchange.

(b)	Each Common Share entitles the holder to one vote at all meetings of shareholders of Common Shares provided that such holder is a holder of Common Shares as of the record date for such meeting.

2.	Dividends – Discretionary

Subject to the rights of the holders of any other class of shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to such dividends as the directors of the Corporation may declare from time to time on the Common Shares, in their absolute discretion, in accordance with applicable law. Any such dividends are payable by the Corporation as and when determined by the directors of the Corporation, in their absolute discretion. The directors may also determine whether any such dividend is payable in money or property or by issuing fully paid shares in the share capital of the Corporation.

3.	Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any other class of shares ranking senior to the Common Shares, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

4.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Common Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 4 of this Part 1.

SCHEDULE A-2

PART 2: FIRST PREFERRED SHARES

1.	Defined Terms

(a)	In these First Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Act” means the Canada Business Corporations Act;

(ii)	“Applicable Redemption Date” has the meaning set out in Section 6(b) of this Part 2;

(iii)	“Arrangement” means the arrangement under Section 192 of the Act on the terms and subject to the conditions set forth in the Plan of Arrangement attached to the Certificate of Arrangement dated [•], 2023 issued by the Director under the Act and the transactions contemplated thereby;

(iv)	“Available Cash” means, in respect of a Fiscal Quarter, an amount of cash equal to: (A) (I) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 90% of Free Cash Flow for such Fiscal Quarter, or (II) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 92.5% of Free Cash Flow for such Fiscal Quarter; less (B) the amount of any Royalty paid or payable in respect of such Fiscal Quarter;

(v)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time;

(vi)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(vii)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(viii)	“Book-Entry Shares” means the First Preferred Shares held through the Book-Based System;

(ix)	“Business Day” means any day other than a Saturday, Sunday or any day on which banks in Vancouver, British Columbia, Canada are generally not open for business;

(x)	“Cash Shortfall” has the meaning set out in Section 6(a)(i) of this Part 2;

(xi)	“Cash Shortfall Amount” has the meaning set out in Section 6(a)(i) of this Part 2;

(xii)	“CDS” and “CDS & Co” means CDS Clearing and Depository Services Inc. or any successor thereof;

(xiii)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Subsection 192(7) of the Act in respect of the Arrangement;
2

(xiv)	“Change of Control” means the occurrence of any of the following:

(A)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry 25% or more of the votes attached to all outstanding voting securities of the Corporation, and following such event Continuing Directors cease to constitute at least a majority of the Board of Directors;

(B)	an amalgamation, arrangement or other form of business combination of the Corporation with another Person is completed with the result that any Person or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)) owns or exercises control or direction over voting securities of the resulting entity carrying 25% or more of the votes attached to all outstanding voting securities of the resulting entity, and following such event Continuing Directors cease to constitute at least a majority of the board of directors (or equivalent governing body) of the resulting entity;

(C)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry more than 50% of the votes attached to all outstanding voting securities of the Corporation; or

(D)	the Corporation sells or otherwise disposes of all or substantially all of its assets in one or more transactions;

(xv)	“Change of Control Retraction Right” has the meaning set out in Section 6(a)(iii) of this Part 2;

(xvi)	“Consolidated Taxes Reserve” means, for any Fiscal Quarter, an amount equal to a reasonable reserve on account of the Corporation and its Subsidiaries’ liabilities for Consolidated Taxes (as defined in Exhibit A to these share terms) that have accrued in such Fiscal Quarter or were accrued in a previous Fiscal Quarter, but that in either case have not been paid by or on behalf of the Corporation or any of its Subsidiaries in such Fiscal Quarter or a prior Fiscal Quarter;

(xvii)	“Continuing Director” means, as of any date of determination, any member of the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) who: (A) was a member of the Board of Directors on [•][1]; or (B) was nominated for election, elected or appointed to the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) with the approval of a majority of the Continuing Directors who were members of such board of directors or

1 Note to Completion: Insert Effective Date of the Arrangement.

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equivalent governing body, as applicable, at the time of such nomination, election or appointment and was so nominated, elected or appointed other than at the request or on the recommendation of an acquiring Person(s) described in clauses (A) or (B) of the definition of Change of Control, any Person acting jointly or in concert with such Person(s), or any of their respective affiliates or representatives;

(xviii)	“Definitive Share” or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more First Preferred Shares;

(xix)	“Discretionary Cash” means, in respect of a Fiscal Quarter, (A) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 10% of Free Cash Flow for such Fiscal Quarter or (B) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 7.5% of Free Cash Flow for such Fiscal Quarter;

(xx)	“Discretionary Redemption Notice” has the meaning set out in Section 5(d) of this Part 2;

(xxi)	“Discretionary Redemption Right” has the meaning set out in Section 5(c) of this Part 2;

(xxii)	“EOD Retraction Right” has the meaning set out in Section 6(a)(ii) of this Part 2;

(xxiii)	“Equity Securities” means Common Shares or Preferred Shares or any evidences of shares or other securities (excluding debt securities) that by their terms are directly or indirectly convertible into or exchangeable for Common Shares or Preferred Shares;

(xxiv)	“EST Reserve” has the meaning set out in Exhibit A to these share terms;

(xxv)	“Event of Default” means the occurrence of a breach or default by the Corporation or its applicable Subsidiaries of any of their covenants or obligations set forth in Section 4.12 [Indebtedness and Securities] of the Investment Covenant Agreement that occurs and continues unremedied for:
(A)	if the breach occurs prior to the Royalty Expiry Time, 365 days, or (B) if the breach occurs on or after the Royalty Expiry Time, 90 days;

(xxvi)	“Fiscal Quarter” means each three month period ending on the last day of March, June, September and December in each year;

(xxvii)	“Free Cash Flow” has the meaning set out in Exhibit A to these share terms, and shall be calculated in accordance with Sections 1 and 2 of Exhibit A to these share terms;

(xxviii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xxix)	“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as applicable to entities that are
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publicly accountable in Canada, in effect as at the date of the Royalty Agreement, subject to the terms thereof;

(xxx)	“In-Kind Payment” has the meaning set out in Exhibit A to these share terms;

(xxxi)	“Investment Covenant Agreement” means the Investment Covenant Agreement dated as of •, 2023, among, inter alios, the Corporation and the holders of the Preferred Shares, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(xxxii)	“ITA” has the meaning set out in Section 10 of this Part 2;

(xxxiii)	“Maximum Number of Shares” has the meaning set out in Section 5(a)(i) of this Part 2;

(xxxiv)	“Minimum Cash Amount” means, for any Fiscal Quarter, the sum of (A) C$250 million, plus (B) an amount equal to the Consolidated Taxes Reserve in respect of such Fiscal Quarter, plus (C) an amount equal to the EST Reserve in respect of such Fiscal Quarter;

(xxxv)	“Participants” means the participants in the Book-Based System;

(xxxvi)	“Periodic Redemption Notice” has the meaning set out in Section 5(b)(ii) of this Part 2;

(xxxvii)	“Periodic Redemption Right” has the meaning set out in Section 5(a) of this Part 2;

(xxxviii)	“Periodic Retraction Right” has the meaning set out in Section 6(a)(i) of this Part 2;

(xxxix)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(xl)	“Preferred Shares” means the First Preferred Shares, the Second Preferred Shares, and any other shares that may be issued or issuable in the share capital of the Corporation other than Common Shares;

(xli)	“Redemption Amount” has the meaning set out in Section 5(a) of this Part 2;

(xlii)	“Redemption Notice” has the meaning set out in Section 5(f) of this Part 2;

(xliii)	“Redemption Price” has the meaning set out in Section 5(a) of this Part 2;

(xliv)	“Retraction Notice” has the meaning set out in Section 6(b) of this Part 2;

(xlv)	“Retraction Price” has the meaning set out in Section 6(a) of this Part 2;
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(xlvi)	“Retraction Rights” has the meaning set out in Section 6(a)(iv) of this Part 2;

(xlvii)	“Royalty Agreement” means the royalty agreement dated [•], 2023 initially between, among others, the Corporation, [Teck Coal Limited] and 6069789 Canada Inc. as royalty payors, and Teck Coal Partnership and Elkview Mine Limited Partnership, as royalty payees, as such agreement may be amended, restated, assigned or replaced, in whole or in part, from time to time;

(xlviii)	“Royalty Expiry Time” means the termination of the Royalty Agreement in accordance with its terms;

(xlix)	“Royalty Payments” means any payments made by the Corporation pursuant to the terms of the Royalty Agreement, with the amount of any In- Kind Payment thereunder being calculated based on the cash amount that would have been paid in respect thereof if the applicable royalty holder(s) had not elected to receive such In-Kind Payment;

(l)	“Special Holder” means Teck Metals Corp. (fka Teck Resources Limited), a corporation governed by the Act;

(li)	“Stated Maturity” means •;2

(lii)	“Stated Maturity Retraction Right” has the meaning set out in Section 6(a)(iv) of this Part 2;

(liii)	“Statement of Available Cash” has the meaning set out in Section 5(b)(i) of this Part 2;

(liv)	“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;

(lv)	“System Operator” means CDS or its nominee or any successor thereof; and

(lvi)	“Unrestricted Cash” means consolidated cash or cash equivalents available to the Corporation or its Subsidiaries for use for general corporate purposes and not held in any reserve account or legally or contractually restricted for any particular purposes. For greater certainty, (A) the EST Reserve and the Consolidated Taxes Reserve are not reserve accounts for purposes of Unrestricted Cash, and (B) any cash or cash equivalents held in a Subsidiary captive insurance company in excess of the amount required to meet and maintain compliance with laws, statutory compliance, compliance with regulatory capital guidelines and tests, and reinsurance security agreements, and available to be returned to the Corporation are, absent other restrictions, deemed to be available for use for general corporate purposes and not to be held in any reserve account or legally or contractually restricted for any particular purposes.

2.	Interpretation

2 Note to Completion: Insert date that is the 20-year anniversary of the original issuance date of the First Preferred Shares.

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(a)	Accounting matters: Unless otherwise stated, all accounting terms used in these share terms shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

(b)	Currency: All currency amounts referred to herein are, unless otherwise stated, expressed in Canadian dollars. References herein to “dollars”, “CAD$” or to “C$” are to Canadian dollars.

(c)	Other Definitional and Interpretative Provisions: Unless the context otherwise requires, in these share terms:

(i)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa; the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(ii)	a reference to an agreement or document (including a reference to these share terms) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by these share terms or that other agreement or document;

(iii)	references to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time;

(iv)	unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If any payment is required to be made or other action is required to be taken pursuant to these share terms on a day that is not a Business Day, then such payment or action shall be made or taken on the next Business Day;

(v)	references to time are to local time, Vancouver, British Columbia;

(vi)	references to “holder(s)” of First Preferred Shares are to “registered holder(s)” of First Preferred Shares;

(vii)	Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein) shall be determined by the Corporation in the same manner as Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein), respectively, are calculated pursuant to the Royalty Agreement; and

(viii)	a Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of
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such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second- mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third- mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.

3.	Non-Voting

The holders of First Preferred Shares are not entitled to receive notice of, attend or vote at meetings of shareholders of the Corporation and the First Preferred Shares carry no voting rights, except as otherwise provided in the Act, applicable securities laws or the rules of any applicable stock exchange.

4.	Dividends – Fixed, Cumulative, Preferential

(a)	The holders of the First Preferred Shares are entitled to an annual fixed cumulative preferential dividend in the amount of C$[•]3 per annum on each First Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within [• (•)]4 Business Days following the last day of each Fiscal Quarter to holders of First Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within [• (•)] Business Days following [•], 202[•] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying C$[•]5 by the number of days in the period from and including the date of issue of the First Preferred Shares to but excluding [•], 202[•], and dividing that product by 365.

(b)	If within [• (•)] Business Days following the last day of any Fiscal Quarter, the amount of the dividend to have been paid on such date is not declared and paid in full on all of the issued and outstanding First Preferred Shares, any amount not declared and paid will be paid on a subsequent date or dates as determined by the directors of the Corporation.

(c)	Subject to Section 4(b) of this Part 2, the directors of the Corporation are entitled from time to time, for any part of a fiscal period, to declare part of the annual fixed

3 Note to Completion: Insert dollar amount equal to 6.5% of the Redemption Amount.

4 Note to Completion: Timing/dates of various preferred share related payments and notices to be confirmed and inserted by Teck once timing of delivery of Royalty Statement and Royalty Payments under the Royalty Agreement are confirmed.

5 Note to Completion: Insert dollar amount equal to 6.5% of the Redemption Amount.

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cumulative preferential dividend on the First Preferred Shares even if the dividend for such year may not be declared in full.

(d)	No dividend or any other payment (including without limitation on account of redemptions, retractions or returns of capital) shall be declared and paid on, or set apart for, the Common Shares, the Second Preferred Shares or any other class of shares of the Corporation ranking junior to the First Preferred Shares unless all accrued cumulative dividends on the First Preferred Shares then outstanding have been declared and paid or provided for at the date such other dividend is declared, paid or set apart.

(e)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted under applicable law) and payment of the cheques shall satisfy such dividends, provided that, at the election of the Corporation, payments in respect of dividends may instead be made in the manner set out in Section 13 of this Part 2.

(f)	The holders of the First Preferred Shares are not entitled to any dividend other than, or in excess of, the fixed cumulative preferential dividend provided for in this Section 4 of this Part 2.

(g)	A holder of a fractional First Preferred Share is entitled to dividends in respect of such fractional share.

5.	Redemption

(a)	Subject to the Act, the Corporation may, within [•] days following the last day of each Fiscal Quarter, redeem (a “Periodic Redemption Right”) the whole or any part of the outstanding First Preferred Shares on payment for each such share to be redeemed of C$[•]6 per share (such amount, the “Redemption Amount”), together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Redemption Price”), provided that:

(i)	prior to the Stated Maturity, the maximum number of First Preferred Shares that may be redeemed pursuant to the Periodic Redemption Right, on any date, will be equal to the Available Cash generated during the most recent Fiscal Quarter ended prior to the date of such redemption divided by the Redemption Price, rounded down to the nearest whole number (the “Maximum Number of Shares”);

(ii)	if a Periodic Redemption Right is exercised by the Corporation, the Corporation shall redeem the Maximum Number of Shares in respect of such Periodic Redemption Right; and

(iii)	if a Periodic Redemption Right is exercised by the Corporation and, given the applicable Maximum Number of Shares, less than all of the then outstanding First Preferred Shares are to be redeemed, the First Preferred Shares so to

6 Note to Completion: Teck to insert Redemption Amount.

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be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of First Preferred Shares held by each holder thereof.

(b)	Within [• (•)] Business Days following the end of each Fiscal Quarter, the Corporation shall send in writing to each Person who, at such date, is a holder of First Preferred Shares (or any one of the Persons if there are joint holders of First Preferred Shares):

(i)	a statement of the Available Cash generated during such Fiscal Quarter (a “Statement of Available Cash”); and

(ii)	if the Corporation wishes to exercise its Periodic Redemption Right in respect of the Fiscal Quarter reflected in the Statement of Available Cash, a redemption notice (a “Periodic Redemption Notice”) specifying the aggregate Redemption Price, the Maximum Number of Shares, such holder's pro rata portion of the Maximum Number of Shares, the date (which shall not be less than [• (•)] days and not more than [• (•)] days following the date of the Periodic Redemption Notice) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the First Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated First Preferred Shares.

(c)	In addition to the Periodic Redemption Right, subject to the Act, the Corporation may, between the [• (•)] day and the [• (•)] day following the last day of each Fiscal Quarter, redeem (a “Discretionary Redemption Right”) the whole or any part of the outstanding First Preferred Shares (other than any First Preferred Shares in respect of which a Retraction Right has been validly exercised prior to the exercise of such Discretionary Redemption Right) on payment for each such share to be redeemed of the Redemption Price, provided that:

(i)	prior to the Stated Maturity, the maximum number of First Preferred Shares that may be redeemed pursuant to the Discretionary Redemption Right, on any date, will be equal to that whole number of First Preferred Shares for which the full Redemption Price can be paid with the Discretionary Cash generated, plus the net cash proceeds received by the Corporation from the issuance by the Corporation of Equity Securities, in each case during the most recent Fiscal Quarter ended prior to the date of such redemption; and

(ii)	if a Discretionary Redemption Right is exercised by the Corporation and less than all of the then outstanding First Preferred Shares are to be redeemed, the shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of First Preferred Shares held by each holder.

(d)	Unless the holders of the First Preferred Shares to be redeemed pursuant to a Discretionary Redemption Right have waived notice of redemption, the Corporation shall give not less than [• (•)] days' notice in writing of the redemption by sending to each Person who, at the date of such notice, is a holder of First Preferred Shares (or any one of the Persons if there are joint holders of First Preferred Shares) a redemption notice (a “Discretionary Redemption Notice”) specifying the aggregate Redemption Price, such holder's pro rata portion of the First Preferred Shares to be redeemed, the date (which shall not be less than [• (•)] days and not more than [•
10

(•)] days following the end of each Fiscal Quarter) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the First Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated First Preferred Shares.

(e)	[In addition to the Periodic Redemption Right and the Discretionary Redemption Right, the Corporation shall, on [•]7, redeem that number of First Preferred Shares held by the Special Holder equal to: (i) C$[•]8 divided by (ii) the Redemption Amount, upon payment to the Special Holder of the aggregate Redemption Amount of the First Preferred Shares to be so redeemed].

(f)	Each Periodic Redemption Notice and each Discretionary Redemption Notice (each a “Redemption Notice”), as well as each Statement of Available Cash, shall be sent by ordinary prepaid post addressed to the last address of such holder (or any one of the holders if there are joint holders) as it appears on the records of the Corporation (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the directors may determine; provided, however, that accidental failure or omission to give any such Redemption Notice or Statement of Available Cash to one or more of such holders shall not affect the validity of any redemption.

(g)	On or after the date specified for redemption in a Redemption Notice, the Corporation shall pay or cause to be paid to or to the order of the holders of the First Preferred Shares to be redeemed, the Redemption Price thereof. The Redemption Price shall be paid to such holder (i) if the shares are certificated, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in the Redemption Notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed, and (ii) if the shares are uncertificated, on completion of the steps, if any, that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice, and such uncertificated shares shall thereupon be redeemed.

(h)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Redemption Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Redemption Price, provided that, at the election of the Corporation, payments in respect of the Redemption Price may instead be made in the manner set out in Section 5(k) or in Section 13 of this Part 2.

(i)	If only a part of the First Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the First Preferred Shares remain registered to the holder.

7 Note to Completion: Insert Business Day after the Effective Date of the Arrangement.

8 Note to Completion: Amount to be inserted by Teck, if applicable based on subscription proceeds received by the Corporation from an affiliate of Nippon Steel Corporation.

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(j)	From and after the date specified for redemption in any Redemption Notice, the holders of the First Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any rights in respect thereof, except to receive the Redemption Price, unless a cheque in payment of the Redemption Price is not honored when presented for payment or payment of the Redemption Price by such other means provided for in this Section 5 of this Part 2 or in Section 13 of this Part 2 is not received, in which case the rights of the holders of such First Preferred Shares shall remain unimpaired.

(k)	The Corporation shall have the right, at any time after giving a Redemption Notice, to deposit the Redemption Price for any First Preferred Shares to be so redeemed in a special account with any chartered bank or trust company in Canada named in the Redemption Notice. The Redemption Price so deposited shall be paid without interest to or to the order of the respective holders of the First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Upon such deposit being made, the First Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof, after such deposit, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price of the First Preferred Shares so deposited against presentation and surrender of the certificates held by them respectively, in the case of shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Any interest on any such deposit shall belong to the Corporation. The Corporation shall be entitled to withdraw any amount of such deposit that remains unclaimed for a period of six years from the date of deposit and thereafter, holders of the applicable First Preferred Shares may only present and surrender the certificates of First Preferred Shares to the Corporation directly to obtain the Redemption Price for each redeemed First Preferred Shares.

6.	Retraction

(a)	Subject to the Act, a holder of First Preferred Shares shall be entitled, at such holder's option, to require the Corporation to redeem the First Preferred Shares registered in the name of such holder on the books of the Corporation upon payment for each share to be redeemed of an amount equal to the Redemption Amount together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Retraction Price”), if:

(i)	the Maximum Number of Shares in respect of any Fiscal Quarter is equal to or greater than one (1), the Corporation has not exercised its Periodic Redemption Right in respect of such Fiscal Quarter and such holder delivers a Retraction Notice to the Corporation within [• (•) days] of the last day of such Fiscal Quarter electing to exercise a retraction right in respect of all or part of such holder's First Preferred Shares, up to the Maximum Number of Shares (the “Periodic Retraction Right”); provided that (A) if the number of First Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a Fiscal Quarter exceeds the Maximum Number of Shares for such Fiscal Quarter, only the Maximum Number of Shares shall be redeemed pro rata, disregarding any fractions,
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according to the number of First Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter; and (B) provided further that if, in respect of any Fiscal Quarter, immediately after paying the aggregate Redemption Price to the holders of First Preferred Shares who have exercised a Periodic Retraction Right in respect of a Fiscal Quarter (after giving effect to clause (A) above), the Corporation will not have, on a pro forma basis, Unrestricted Cash in excess of the Minimum Cash Amount (a “Cash Shortfall” and, the amount by which Minimum Cash Amount exceeds Unrestricted Cash, the “Cash Shortfall Amount”), only the number of First Preferred Shares shall be redeemed as would not result in a Cash Shortfall (calculated as (I) the number of First Preferred Shares to be redeemed under such Periodic Retraction Right before giving effect to this clause (B), minus (II) the quotient of (x) the Cash Shortfall Amount, divided by (y) C$[•]9), pro rata, disregarding any fractions, according to the number of First Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter;

(ii)	an Event of Default occurs and such holder delivers a Retraction Notice to the Corporation at any time thereafter during which such Event of Default is continuing, electing to exercise a retraction right in respect of all or part of such holder's First Preferred Shares (the “EOD Retraction Right”);

(iii)	a Change of Control occurs and within thirty (30) days of the holder receiving notice from the Corporation of the occurrence of the Change of Control such holder delivers a Retraction Notice to the Corporation, electing to exercise a retraction right in respect of all or part of such holder's First Preferred Shares (the “Change of Control Retraction Right”); or

(iv)	the Stated Maturity occurs, and such holder delivers a Retraction Notice to the Corporation at any time thereafter electing to exercise a retraction right in respect of all of such holder's First Preferred Shares (the “Stated Maturity Retraction Right” and, together with the Periodic Retraction Right, the EOD Retraction Right and the Change of Control Retraction Right, the “Retraction Rights”).

(b)	A holder of First Preferred Shares exercising any of such holder's Retraction Rights, shall deliver to the Corporation at its registered office a notice (a “Retraction Notice”) in writing specifying (i) that the holder desires to have the whole or, other than in the case of the exercise of the Stated Maturity Retraction Right, any part of the First Preferred Shares registered in such holder's name unconditionally redeemed by the Corporation and (ii) the Business Day, which shall not be less than [• (•)] days nor more than [• (•)] days from the date of mailing of the Retraction Notice, on which the holder desires to have the Corporation unconditionally redeem such First Preferred Shares (the “Applicable Redemption Date”), together with the share certificates, if any, representing the First Preferred Shares which the holder desires to have the Corporation unconditionally redeem. The holder of any First Preferred Shares may revoke such Retraction Notice prior to the Applicable Redemption Date only with the consent of the Corporation.

9 Note to Completion: Teck to insert Redemption Amount.

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(c)	Upon receipt of a Retraction Notice and, in the case of shares that are certificated, share certificates, the Corporation shall, on the Applicable Redemption Date, redeem the First Preferred Shares subject to the Retraction Notice by paying to the holder an amount equal to the Retraction Price for such First Preferred Shares.

(d)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Retraction Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Retraction Price, provided that, at the election of the Corporation, payments in respect of the Retraction Price may instead be made in the manner set out in Section 13 of this Part 2.

(e)	If only a part of the First Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the First Preferred Shares remain registered to the holder.

(f)	Upon payment of the Retraction Price on the Applicable Redemption Date of the First Preferred Shares to be redeemed by the Corporation pursuant to a Retraction Notice, the holder(s) thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof, unless a cheque in payment of the Retraction Price is not honored when presented for payment or payment of the Retraction Price by such other means provided for hereunder is not received.

(g)	If the redemption by the Corporation on any Applicable Redemption Date of all of the First Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, then the Corporation shall be obligated to redeem only the maximum number of First Preferred Shares which the Corporation is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of First Preferred Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall (i) issue new certificates representing the First Preferred Shares not redeemed by the Corporation to such holders or (ii) provide reasonably satisfactory evidence to such holders of the First Preferred Shares not redeemed by the Corporation. The Corporation shall, before redeeming any other First Preferred Shares, redeem, on the first day of each month thereafter the maximum number of such First Preferred Shares as would not then be contrary to any provisions of the Act or any other applicable law, until all of such First Preferred Shares have been redeemed. A holder of First Preferred Shares may, with the consent of the Corporation, by written notice to the Corporation, withdraw the requirement for the Corporation to redeem any First Preferred Shares not yet redeemed pursuant to Section 6(c) of this Part 2 as of the date of such notice.

7.	Purchase for Cancellation

(a)	Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the First Preferred Shares outstanding by agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law.
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(b)	In the case of purchase of First Preferred Shares by private contract, the Corporation shall not be required to offer to purchase First Preferred Shares from all shareholders before proceeding to purchase from any one shareholder nor shall it be required to make such purchases on a pro rata basis. From and after the date of such purchase under the provisions of this paragraph, the First Preferred Shares so purchased shall be cancelled.

8.	Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any return on capital, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the First Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the Second Preferred Shares, the Common Shares or any other shares ranking junior to the First Preferred Shares, for each First Preferred Share, an amount equal to the Redemption Amount per share together with any unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purposes, shall be treated as accruing up to, but excluding, the date of such liquidation, dissolution or winding-up.

9.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of First Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 9 of this Part 2.

10.	Subsection 191.2(1) Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (the “ITA”) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under the ITA, such that no holder of the First Preferred Shares shall be required to pay tax on dividends received on the First Preferred Shares under section 187.2 of the ITA or any successor or replacement provision of similar effect.

11.	Specified Amount

For purposes of subsection 191(4) of the ITA, or any successor or replacement provision of similar effect, the amount specified in respect of each First Preferred Share is C$[•]10.

12.	Book-Based System

10 Note to Completion: Teck to insert Redemption Amount.

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(a)	Subject to the provisions of subsections 12(b) and (c) of this Part 2 and notwithstanding the provisions of Sections 1 through 11 of this Part 2, the First Preferred Shares (or any of them) may be evidenced by a registered Global Certificate representing the aggregate number of such First Preferred Shares held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book- Based System), and registrations of ownership, transfers and surrenders of First Preferred Shares held in such manner shall be made only through the Book-Based System. Subject to subsection 12(c) of this Part 2, no beneficial (non-registered) holder of First Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of Sections 1 through 11 of this Part 2, so long as the System Operator is the holder of any First Preferred Shares:

(i)	the System Operator shall be considered the sole registered owner of such First Preferred Shares for the purposes of receiving notices or payments on or in respect of such First Preferred Shares; and

(ii)	the Corporation, pursuant to the exercise of rights of redemption shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such First Preferred Shares, the cash redemption price for the First Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' First Preferred Shares.

(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw such First Preferred Shares from the Book- Based System, then subparagraphs (a) and (b) of this Section shall no longer be applicable to the First Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent for the First Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of Sections 1 through 11 of this Part 2 and the exercise of rights of redemption with respect to First Preferred Shares are subject to the provisions of this Section 12 of this Part 2, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 12 of this Part 2 shall prevail.
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13.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the First Preferred Shares, the Corporation may, at its option, make any payment due to holders of First Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable holders of First Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable holder of First Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a holder of First Preferred Shares prior to the date such payment is to be made, the Corporation shall make the payment in the manner otherwise provided for in this Part 2. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

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SCHEDULE A-3

PART 3: SECOND PREFERRED SHARES

1.	Defined Terms

(a)	In these Second Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Act” means the Canada Business Corporations Act;

(ii)	“Applicable Redemption Date” has the meaning set out in Section 6(b) of this Part 3;

(iii)	“Arrangement” means the arrangement under Section 192 of the Act on the terms and subject to the conditions set forth in the Plan of Arrangement attached to the Certificate of Arrangement dated [•], 2023 issued by the Director under the Act and the transactions contemplated thereby;

(iv)	“Available Cash” means, in respect of a Fiscal Quarter, an amount of cash equal to: (A) (I) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 90% of Free Cash Flow for such Fiscal Quarter, or (II) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 92.5% of Free Cash Flow for such Fiscal Quarter; less (B) the amount of any Royalty paid or payable in respect of such Fiscal Quarter;

(v)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time;

(vi)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(vii)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(viii)	“Book-Entry Shares” means the Second Preferred Shares held through the Book-Based System;

(ix)	“Business Day” means any day other than a Saturday, Sunday or any day on which banks in Vancouver, British Columbia, Canada are generally not open for business;

(x)	“Cash Shortfall” has the meaning set out in Section 6(a)(i) of this Part 3;

(xi)	“Cash Shortfall Amount” has the meaning set out in Section 6(a)(i) of this Part 3;

(xii)	“CDS” and “CDS & Co” means CDS Clearing and Depository Services Inc. or any successor thereof;

(xiii)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Subsection 192(7) of the Act in respect of the Arrangement;
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(xiv)	“Change of Control” means the occurrence of any of the following:

(A)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry 25% or more of the votes attached to all outstanding voting securities of the Corporation, and following such event Continuing Directors cease to constitute at least a majority of the Board of Directors;

(B)	an amalgamation, arrangement or other form of business combination of the Corporation with another Person is completed with the result that any Person or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)) owns or exercises control or direction over voting securities of the resulting entity carrying 25% or more of the votes attached to all outstanding voting securities of the resulting entity, and following such event Continuing Directors cease to constitute at least a majority of the board of directors (or equivalent governing body) of the resulting entity;

(C)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry more than 50% of the votes attached to all outstanding voting securities of the Corporation; or

(D)	the Corporation sells or otherwise disposes of all or substantially all of its assets in one or more transactions;

(xv)	“Change of Control Retraction Right” has the meaning set out in Section 6(a)(iii) of this Part 3;

(xvi)	“Consolidated Taxes Reserve” means, for any Fiscal Quarter, an amount equal to a reasonable reserve on account of the Corporation and its Subsidiaries’ liabilities for Consolidated Taxes (as defined in Exhibit A to these share terms) that have accrued in such Fiscal Quarter or were accrued in a previous Fiscal Quarter, but that in either case have not been paid by or on behalf of the Corporation or any of its Subsidiaries in such Fiscal Quarter or a prior Fiscal Quarter;

(xvii)	“Continuing Director” means, as of any date of determination, any member of the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) who: (A) was a member of the Board of Directors on [•][11]; or (B) was nominated for election, elected or appointed to the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) with the approval of a majority of the Continuing Directors who were members of such board of directors or

11 Note to Completion: Insert Effective Date of the Arrangement.

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equivalent governing body, as applicable, at the time of such nomination, election or appointment and was so nominated, elected or appointed other than at the request or on the recommendation of an acquiring Person(s) described in clauses (A) or (B) of the definition of Change of Control, any Person acting jointly or in concert with such Person(s), or any of their respective affiliates or representatives;

(xviii)	“Definitive Share” or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Second Preferred Shares;

(xix)	“Discretionary Cash” means, in respect of a Fiscal Quarter, (A) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 10% of Free Cash Flow for such Fiscal Quarter or (B) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 7.5% of Free Cash Flow for such Fiscal Quarter;

(xx)	“Discretionary Redemption Notice” has the meaning set out in Section 5(d) of this Part 3;

(xxi)	“Discretionary Redemption Right” has the meaning set out in Section 5(c) of this Part 3;

(xxii)	“EOD Retraction Right” has the meaning set out in Section 6(a)(ii) of this Part 3;

(xxiii)	“Equity Securities” means Common Shares or Preferred Shares or any evidences of shares or other securities (excluding debt securities) that by their terms are directly or indirectly convertible into or exchangeable for Common Shares or Preferred Shares;

(xxiv)	“EST Reserve” has the meaning set out in Exhibit A to these share terms;

(xxv)	“Event of Default” means the occurrence of a breach or default by the Corporation or its applicable Subsidiaries of any of their covenants or obligations set forth in Section 4.12 [Indebtedness and Securities] of the Investment Covenant Agreement that occurs and continues unremedied for: (A) if the breach occurs prior to the Royalty Expiry Time, 365 days, or (B) if the breach occurs on or after the Royalty Expiry Time, 90 days;

(xxvi)	“Fiscal Quarter” means each three month period ending on the last day of March, June, September and December in each year;

(xxvii)	“Free Cash Flow” has the meaning set out in Exhibit A to these share terms, and shall be calculated in accordance with Sections 1 and 2 of Exhibit A to these share terms;

(xxviii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xxix)	“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as applicable to entities that are
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publicly accountable in Canada, in effect as at the date of the Royalty Agreement, subject to the terms thereof;

(xxx)	“In-Kind Payment” has the meaning set out in Exhibit A to these share terms;

(xxxi)	“Investment Covenant Agreement” means the Investment Covenant Agreement dated as of •, 2023, among, inter alios, the Corporation and the holders of the Preferred Shares, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(xxxii)	“ITA” has the meaning set out in Section 10 of this Part 3;

(xxxiii)	“Maximum Number of Shares” has the meaning set out in Section 5(a)(i) of this Part 3;

(xxxiv)	“Minimum Cash Amount” means, for any Fiscal Quarter, the sum of (A) C$250 million, plus (B) an amount equal to the Consolidated Taxes Reserve in respect of such Fiscal Quarter, plus (C) an amount equal to the EST Reserve in respect of such Fiscal Quarter;

(xxxv)	“Participants” means the participants in the Book-Based System;

(xxxvi)	“Periodic Redemption Notice” has the meaning set out in Section 5(b)(ii) of this Part 3;

(xxxvii)	“Periodic Redemption Right” has the meaning set out in Section 5(a) of this Part 3;

(xxxviii)	“Periodic Retraction Right” has the meaning set out in Section 6(a)(i) of this Part 3;

(xxxix)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(xl)	“Preferred Shares” means the First Preferred Shares, the Second Preferred Shares, and any other shares that may be issued or issuable in the share capital of the Corporation other than Common Shares;

(xli)	“Redemption Amount” has the meaning set out in Section 5(a) of this Part 3;

(xlii)	“Redemption Notice” has the meaning set out in Section 5(e) of this Part 3;

(xliii)	“Redemption Price” has the meaning set out in Section 5(a) of this Part 3;

(xliv)	“Retraction Notice” has the meaning set out in Section 6(b) of this Part 3;

(xlv)	“Retraction Price” has the meaning set out in Section 6(a) of this Part 3;
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(xlvi)	“Retraction Rights” has the meaning set out in Section 6(a)(iv) of this Part 3;

(xlvii)	“Royalty Agreement” means the royalty agreement dated [•], 2023 initially between, among others, the Corporation, [Teck Coal Limited] and 6069789 Canada Inc. as royalty payors, and Teck Coal Partnership and Elkview Mine Limited Partnership, as royalty payees, as such agreement may be amended, restated, assigned or replaced, in whole or in part, from time to time;

(xlviii)	“Royalty Expiry Time” means the termination of the Royalty Agreement in accordance with its terms;

(xlix)	“Royalty Payments” means any payments made by the Corporation pursuant to the terms of the Royalty Agreement, with the amount of any In- Kind Payment thereunder being calculated based on the cash amount that would have been paid in respect thereof if the applicable royalty holder(s) had not elected to receive such In-Kind Payment;

(l)	“Stated Maturity” means •;12

(li)	“Stated Maturity Retraction Right” has the meaning set out in Section 6(a)(iv) of this Part 3;

(lii)	“Statement of Available Cash” has the meaning set out in Section 5(b)(i) of this Part 3;

(liii)	“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;

(liv)	“System Operator” means CDS or its nominee or any successor thereof; and

(lv)	“Unrestricted Cash” means consolidated cash or cash equivalents available to the Corporation or its Subsidiaries for use for general corporate purposes and not held in any reserve account or legally or contractually restricted for any particular purposes. For greater certainty, (A) the EST Reserve and the Consolidated Taxes Reserve are not reserve accounts for purposes of Unrestricted Cash, and (B) any cash or cash equivalents held in a Subsidiary captive insurance company in excess of the amount required to meet and maintain compliance with laws, statutory compliance, compliance with regulatory capital guidelines and tests, and reinsurance security agreements, and available to be returned to the Corporation are, absent other restrictions, deemed to be available for use for general corporate purposes and not to be held in any reserve account or legally or contractually restricted for any particular purposes.

2.	Interpretation

(a)	Accounting matters: Unless otherwise stated, all accounting terms used in these share terms shall have the meanings attributable thereto under IFRS and all

12 Note to Completion: Insert date that is the 20-year anniversary of the original issuance date of the Second Preferred Shares.

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determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

(b)	Currency: All currency amounts referred to herein are, unless otherwise stated, expressed in Canadian dollars. References herein to “dollars”, “CAD$” or to “C$” are to Canadian dollars.

(c)	Other Definitional and Interpretative Provisions: Unless the context otherwise requires, in these share terms:

(i)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa; the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(ii)	a reference to an agreement or document (including a reference to these share terms) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by these share terms or that other agreement or document;

(iii)	references to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time;

(iv)	unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If any payment is required to be made or other action is required to be taken pursuant to these share terms on a day that is not a Business Day, then such payment or action shall be made or taken on the next Business Day;

(v)	references to time are to local time, Vancouver, British Columbia;

(vi)	references to “holder(s)” of Second Preferred Shares are to “registered holder(s)” of Second Preferred Shares;

(vii)	Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein) shall be determined by the Corporation in the same manner as Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein), respectively, are calculated pursuant to the Royalty Agreement; and

(viii)	a Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting
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through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second- mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third- mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.

3.	Non-Voting

The holders of Second Preferred Shares are not entitled to receive notice of, attend or vote at meetings of shareholders of the Corporation and the Second Preferred Shares carry no voting rights, except as otherwise provided in the Act, applicable securities laws or the rules of any applicable stock exchange.

4.	Dividends – Fixed, Cumulative, Preferential

(a)	The holders of the Second Preferred Shares are entitled to an annual fixed cumulative preferential dividend in the amount of C$[•]13 per annum on each Second Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within [• (•)]14 Business Days following the last day of each Fiscal Quarter to holders of Second Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within [• (•)] Business Days following [•], 202[•] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying C$[•]15 by the number of days in the period from and including the date of issue of the Second Preferred Shares to but excluding [•], 202[•], and dividing that product by 365.

(b)	If within [• (•)] Business Days following the last day of any Fiscal Quarter, the amount of the dividend to have been paid on such date is not declared and paid in full on all of the issued and outstanding Second Preferred Shares, any amount not declared and paid will be paid on a subsequent date or dates as determined by the directors of the Corporation.

(c)	Subject to Section 4(b) of this Part 3, the directors of the Corporation are entitled from time to time, for any part of a fiscal period, to declare part of the annual fixed

13 Note to Completion: Insert dollar amount equal to 6.5% of the Redemption Amount.

14 Note to Completion: Timing/dates of various preferred share related payments and notices to be confirmed and inserted by Teck once timing of delivery of Royalty Statement and Royalty Payments under the Royalty Agreement are confirmed.

15 Note to Completion: Insert dollar amount equal to 6.5% of the Redemption Amount.

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cumulative preferential dividend on the Second Preferred Shares even if the dividend for such year may not be declared in full.

(d)	No dividend or any other payment (including without limitation on account of redemptions, retractions or returns of capital) shall be declared and paid on, or set apart for, the Common Shares or any other class of shares of the Corporation ranking junior to the Second Preferred Shares unless all accrued cumulative dividends on the Second Preferred Shares then outstanding have been declared and paid or provided for at the date such other dividend is declared, paid or set apart.

(e)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted under applicable law) and payment of the cheques shall satisfy such dividends, provided that, at the election of the Corporation, payments in respect of dividends may instead be made in the manner set out in Section 13 of this Part 3.

(f)	The holders of the Second Preferred Shares are not entitled to any dividend other than, or in excess of, the fixed cumulative preferential dividend provided for in this Section 4 of this Part 3.

(g)	A holder of a fractional Second Preferred Share is entitled to dividends in respect of such fractional share.

5.	Redemption

(a)	Subject to the Act, the Corporation may, following the date on which there are no First Preferred Shares issued and outstanding, within [• (•)] days following the last day of each Fiscal Quarter, redeem (a “Periodic Redemption Right”) the whole or any part of the outstanding Second Preferred Shares on payment for each such share to be redeemed of C$[•]16 per share (such amount, the “Redemption Amount”), together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Redemption Price”), provided that:

(i)	prior to the Stated Maturity, the maximum number of Second Preferred Shares that may be redeemed pursuant to the Periodic Redemption Right, on any date, will be equal to the Available Cash generated during the most recent Fiscal Quarter ended prior to the date of such redemption divided by the Redemption Price, rounded down to the nearest whole number (the “Maximum Number of Shares”);

(ii)	if a Periodic Redemption Right is exercised by the Corporation, the Corporation shall redeem the Maximum Number of Shares in respect of such Periodic Redemption Right; and

(iii)	if a Periodic Redemption Right is exercised by the Corporation and, given the applicable Maximum Number of Shares, less than all of the then outstanding Second Preferred Shares are to be redeemed, the Second Preferred Shares

16 Note to Completion: Teck to insert Redemption Amount.

25

so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of Second Preferred Shares held by each holder thereof.

(b)	Within [• (•)] Business Days following the end of each Fiscal Quarter, the Corporation shall send in writing to each Person who, at such date, is a holder of Second Preferred Shares (or any one of the Persons if there are joint holders of Second Preferred Shares):

(i)	a statement of the Available Cash generated during such Fiscal Quarter (a “Statement of Available Cash”); and

(ii)	if the Corporation wishes to exercise its Periodic Redemption Right in respect of the Fiscal Quarter reflected in the Statement of Available Cash, a redemption notice (a “Periodic Redemption Notice”) specifying the aggregate Redemption Price, the Maximum Number of Shares, such holder's pro rata portion of the Maximum Number of Shares, the date (which shall not be less than [• (•)] days and not more than [• (•)] days following the date of the Periodic Redemption Notice) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the Second Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated Second Preferred Shares.

(c)	In addition to the Periodic Redemption Right, subject to the Act and provided that no First Preferred Shares are issued and outstanding, the Corporation may, between the [• (•)] day and the [• (•)] day following the last day of each Fiscal Quarter, redeem (a “Discretionary Redemption Right”) the whole or any part of the outstanding Second Preferred Shares (other than any Second Preferred Shares in respect of which a Retraction Right has been validly exercised prior to the exercise of such Discretionary Redemption Right) on payment for each such share to be redeemed of the Redemption Price, provided that:

(i)	prior to the Stated Maturity, the maximum number of Second Preferred Shares that may be redeemed pursuant to the Discretionary Redemption Right, on any date, will be equal to that whole number of Second Preferred Shares for which the full Redemption Price can be paid with the Discretionary Cash generated, plus the net cash proceeds received by the Corporation from the issuance by the Corporation of Equity Securities, in each case during the most recent Fiscal Quarter ended prior to the date of such redemption; and

(ii)	if a Discretionary Redemption Right is exercised by the Corporation and less than all of the then outstanding Second Preferred Shares are to be redeemed, the shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of Second Preferred Shares held by each holder.

(d)	Unless the holders of the Second Preferred Shares to be redeemed pursuant to a Discretionary Redemption Right have waived notice of redemption, the Corporation shall give not less than [• (•)] days' notice in writing of the redemption by sending to each Person who, at the date of such notice, is a holder of Second Preferred Shares (or any one of the Persons if there are joint holders of Second Preferred Shares) a
26

redemption notice (a “Discretionary Redemption Notice”) specifying the aggregate Redemption Price, such holder's pro rata portion of the Second Preferred Shares to be redeemed, the date (which shall not be less than [• (•)] days and not more than [• (•)] days following the end of each Fiscal Quarter) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the Second Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated Second Preferred Shares.

(e)	Each Periodic Redemption Notice and each Discretionary Redemption Notice (each a “Redemption Notice”), as well as each Statement of Available Cash, shall be sent by ordinary prepaid post addressed to the last address of such holder (or any one of the holders if there are joint holders) as it appears on the records of the Corporation (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the directors may determine; provided, however, that accidental failure or omission to give any such Redemption Notice or Statement of Available Cash to one or more of such holders shall not affect the validity of any redemption.

(f)	On or after the date specified for redemption in a Redemption Notice, the Corporation shall pay or cause to be paid to or to the order of the holders of the Second Preferred Shares to be redeemed, the Redemption Price thereof. The Redemption Price shall be paid to such holder (i) if the shares are certificated, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in the Redemption Notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed, and (ii) if the shares are uncertificated, on completion of the steps, if any, that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice, and such uncertificated shares shall thereupon be redeemed.

(g)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Redemption Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Redemption Price, provided that, at the election of the Corporation, payments in respect of the Redemption Price may instead be made in the manner set out in Section 5(j) or in Section 13 of this Part 3.

(h)	If only a part of the Second Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the Second Preferred Shares remain registered to the holder.

(i)	From and after the date specified for redemption in any Redemption Notice, the holders of the Second Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any rights in respect thereof, except to receive the Redemption Price, unless a cheque in payment of the Redemption Price is not honored when presented for payment or payment of the Redemption Price by such other means provided for in this Section 5 or in Section 13
27

of this Part 3 is not received, in which case the rights of the holders of such Second Preferred Shares shall remain unimpaired.

(j)	The Corporation shall have the right, at any time after giving a Redemption Notice, to deposit the Redemption Price for any Second Preferred Shares to be so redeemed in a special account with any chartered bank or trust company in Canada named in the Redemption Notice. The Redemption Price so deposited shall be paid without interest to or to the order of the respective holders of the Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Upon such deposit being made, the Second Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof, after such deposit, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price of the Second Preferred Shares so deposited against presentation and surrender of the certificates held by them respectively, in the case of shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Any interest on any such deposit shall belong to the Corporation. The Corporation shall be entitled to withdraw any amount of such deposit that remains unclaimed for a period of six years from the date of deposit and thereafter, holders of the applicable Second Preferred Shares may only present and surrender the certificates of Second Preferred Shares to the Corporation directly to obtain the Redemption Price for each redeemed Second Preferred Shares.

6.	Retraction

(a)	Subject to the Act, a holder of Second Preferred Shares shall be entitled, at such holder's option, to require the Corporation to redeem the Second Preferred Shares registered in the name of such holder on the books of the Corporation upon payment for each share to be redeemed of an amount equal to the Redemption Amount together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Retraction Price”), if:

(i)	[there are no First Preferred Shares issued and outstanding, the Maximum Number of Shares in respect of any Fiscal Quarter is equal to or greater than one (1), the Corporation has not exercised its Periodic Redemption Right in respect of such Fiscal Quarter and such holder delivers a Retraction Notice to the Corporation within [• (•) days] of the last day of such Fiscal Quarter electing to exercise a retraction right in respect of all or part of such holder's Second Preferred Shares, up to the Maximum Number of Shares (the “Periodic Retraction Right”); provided that (A) if the number of Second Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a Fiscal Quarter exceeds the Maximum Number of Shares for such Fiscal Quarter, only the Maximum Number of Shares shall be redeemed pro rata, disregarding any fractions, according to the number of Second Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter; and (B) provided further that if, in respect of any Fiscal Quarter, immediately after paying the aggregate Redemption Price to the holders of Second Preferred Shares who have exercised a Periodic
28

Retraction Right in respect of a Fiscal Quarter (after giving effect to clause (A) above), the Corporation will not have, on a pro forma basis, Unrestricted Cash in excess of the Minimum Cash Amount (a “Cash Shortfall” and, the amount by which Minimum Cash Amount exceeds Unrestricted Cash, the “Cash Shortfall Amount”), only the number of Second Preferred Shares shall be redeemed as would not result in a Cash Shortfall (calculated as (I) the number of Second Preferred Shares to be redeemed under such Periodic Retraction Right before giving effect to this clause (B), minus (II) the quotient of (x) the Cash Shortfall Amount, divided by (y) C$[•]17), pro rata, disregarding any fractions, according to the number of Second Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter;]

(ii)	an Event of Default occurs and such holder delivers a Retraction Notice to the Corporation at any time thereafter during which such Event of Default is continuing, electing to exercise a retraction right in respect of all or part of such holder's Second Preferred Shares (the “EOD Retraction Right”);

(iii)	a Change of Control occurs and within thirty (30) days of the holder receiving notice from the Corporation of the occurrence of the Change of Control such holder delivers a Retraction Notice to the Corporation, electing to exercise a retraction right in respect of all or part of such holder's Second Preferred Shares (the “Change of Control Retraction Right”); or

(iv)	the Stated Maturity occurs, and such holder delivers a Retraction Notice to the Corporation at any time thereafter electing to exercise a retraction right in respect of all of such holder's Second Preferred Shares (the “Stated Maturity Retraction Right” and, together with the Periodic Retraction Right, the EOD Retraction Right and the Change of Control Retraction Right, the “Retraction Rights”).

(b)	A holder of Second Preferred Shares exercising any of such holder's Retraction Rights, shall deliver to the Corporation at its registered office a notice (a “Retraction Notice”) in writing specifying (i) that the holder desires to have the whole or, other than in the case of the exercise of the Stated Maturity Retraction Right, any part of the Second Preferred Shares registered in such holder's name unconditionally redeemed by the Corporation and (ii) the Business Day, which shall not be less than [• (•)] days nor more than [• (•)] days from the date of mailing of the Retraction Notice, on which the holder desires to have the Corporation unconditionally redeem such Second Preferred Shares (the “Applicable Redemption Date”), together with the share certificates, if any, representing the Second Preferred Shares which the holder desires to have the Corporation unconditionally redeem. The holder of any Second Preferred Shares may revoke such Retraction Notice prior to the Applicable Redemption Date only with the consent of the Corporation.

(c)	Upon receipt of a Retraction Notice and, in the case of shares that are certificated, share certificates, the Corporation shall, on the Applicable Redemption Date, redeem the Second Preferred Shares subject to the Retraction Notice by paying to the holder an amount equal to the Retraction Price for such Second Preferred Shares.

17 Note to Completion: Teck to insert Redemption Amount.

29

(d)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Retraction Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Retraction Price, provided that, at the election of the Corporation, payments in respect of the Retraction Price may instead be made in the manner set out in Section 13 of this Part 3.

(e)	If only a part of the Second Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the Second Preferred Shares remain registered to the holder.

(f)	Upon payment of the Retraction Price on the Applicable Redemption Date of the Second Preferred Shares to be redeemed by the Corporation pursuant to a Retraction Notice, the holder(s) thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof, unless a cheque in payment of the Retraction Price is not honored when presented for payment or payment of the Retraction Price by such other means provided for hereunder is not received.

(g)	If the redemption by the Corporation on any Applicable Redemption Date of all of the Second Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, then the Corporation shall be obligated to redeem only the maximum number of Second Preferred Shares which the Corporation is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Second Preferred Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall (i) issue new certificates representing the Second Preferred Shares not redeemed by the Corporation to such holders or (ii) provide reasonably satisfactory evidence to such holders of the Second Preferred Shares not redeemed by the Corporation. The Corporation shall, before redeeming any other Second Preferred Shares, redeem, on the first day of each month thereafter the maximum number of such Second Preferred Shares as would not then be contrary to any provisions of the Act or any other applicable law, until all of such Second Preferred Shares have been redeemed. A holder of Second Preferred Shares may, with the consent of the Corporation, by written notice to the Corporation, withdraw the requirement for the Corporation to redeem any Second Preferred Shares not yet redeemed pursuant to Section 6(c) of this Part 3 as of the date of such notice.

7.	Purchase for Cancellation

(a)	Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the Second Preferred Shares outstanding by agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law.

(b)	In the case of purchase of Second Preferred Shares by private contract, the Corporation shall not be required to offer to purchase Second Preferred Shares from all shareholders before proceeding to purchase from any one shareholder nor shall it be required to make such purchases on a pro rata basis. From and after the date of such purchase under the provisions of this paragraph, the Second Preferred Shares so purchased shall be cancelled.
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8.	Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any return on capital, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares shall be entitled to receive, after prior satisfaction of all amounts payable to holders of First Preferred Shares in such circumstances, and before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Second Preferred Shares, for each Second Preferred Share, an amount equal to the Redemption Amount per share together with any unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purposes, shall be treated as accruing up to, but excluding, the date of such liquidation, dissolution or winding-up.

9.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Second Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 9 of this Part 3.

10.	Subsection 191.2(1) Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (the “ITA”) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under the ITA, such that no holder of the Second Preferred Shares shall be required to pay tax on dividends received on the Second Preferred Shares under section 187.2 of the ITA or any successor or replacement provision of similar effect.

11.	Specified Amount

For purposes of subsection 191(4) of the ITA, or any successor or replacement provision of similar effect, the amount specified in respect of each Second Preferred Share is C$[•]18.

12.	Book-Based System

(a)	Subject to the provisions of subsections 12(b) and (c) of this Part 3 and notwithstanding the provisions of Sections 1 through 11 of this Part 3, the Second Preferred Shares (or any of them) may be evidenced by a registered Global Certificate representing the aggregate number of such Second Preferred Shares held

18 Note to Completion: Teck to insert Redemption Amount.

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by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book- Based System), and registrations of ownership, transfers and surrenders of Second Preferred Shares held in such manner shall be made only through the Book-Based System. Subject to subsection 12(c) of this Part 3, no beneficial (non-registered) holder of Second Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of Sections 1 through 11 of this Part 3, so long as the System Operator is the holder of any Second Preferred Shares:

(i)	the System Operator shall be considered the sole registered owner of such Second Preferred Shares for the purposes of receiving notices or payments on or in respect of such Second Preferred Shares; and

(ii)	the Corporation, pursuant to the exercise of rights of redemption shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such Second Preferred Shares, the cash redemption price for the Second Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Second Preferred Shares.

(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw such Second Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this Section shall no longer be applicable to the Second Preferred Shares and the Corporation shall notify Book- Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent for the Second Preferred Shares accompanied by registration instructions for re- registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of Sections 1 through 11 of this Part 3 and the exercise of rights of redemption with respect to Second Preferred Shares are subject to the provisions of this Section 12 of this Part 3, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 12 of this Part 3 shall prevail.

13.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Second Preferred Shares, the Corporation may, at its option, make any payment due to holders of Second Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way

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of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable holders of Second Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable holder of Second Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a holder of Second Preferred Shares prior to the date such payment is to be made, the Corporation shall make the payment in the manner otherwise provided for in this Part 3. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

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EXHIBIT “A”

FREE CASH FLOW

1.	Definition of Free Cash Flow

(a)	For purposes of the Share Terms, “Free Cash Flow” for any Fiscal Quarter means the following (calculated without duplication) on a cash basis for that period:

(i)	EBITDA; minus

(ii)	Consolidated Taxes paid during such Fiscal Quarter; plus

(iii)	Tax Refunds; minus

(iv)	Net NCI Distributions; minus

(v)	Debt Service Expense; minus

(vi)	Capital Expenditures; minus

(vii)	EST Contribution Amount; plus

(viii)	EST Distributions; minus

(ix)	EST Reserve; plus

(x)	EST Reserve for the immediately preceding Fiscal Quarter; minus

(xi)	Preferred Dividends; minus

(xii)	Royalty Payments made during such Fiscal Quarter; plus

(xiii)	Net Proceeds from Debt; plus

(xiv)	Proceeds from Asset Sales; plus

(xv)	Proceeds from Insurance; plus

(xvi)	Neptune Loan Proceeds.

(b)	In the event that Free Cash Flow is a negative number, “Free Cash Flow” shall be deemed to be one dollar (C$1.00).

(c)	Capitalized terms used but not defined herein shall have the meaning given to them in Schedule “A” – “Share Terms of Elk Valley Resources Ltd.” of which this Exhibit “A” forms a part. For purposes of Section 1(a) of this Exhibit “A”, the following terms shall have the respective meanings set forth below:

“Area of Interest” means an area extending fifty (50) kilometres from the outermost external boundaries of the Initial Royalty Properties.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege, resolution or no-action letter from any

A-1

Governmental Authority having jurisdiction with respect to any specified Person, property, activity, transaction or event, or with respect to any of such Person’s property and assets or business and affairs (including any zoning approval, exploration, development, mining or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“Benchmark Price” means, at any time, the Argus Premium HCC FOB Australia price published by Argus Ferrous Markets; provided that if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts Premium Low Vol HCC FOB Australia (PLVHA00) price published by S&P Global Platts, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts TSI Premium Hard Coking Coal FOB Australia price published by S&P Global Platts will be used for such Fiscal Quarter, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then such other index or reference price as agreed to by the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation in good faith or, if the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation fail to agree to an index or reference price within ten (10) Business Days from the last Business Day of the applicable Fiscal Quarter during which such reference price has been discontinued or has otherwise become unavailable, such index or reference price as determined by the Board of Directors upon the request of the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation to be made promptly following the expiry of such ten (10) Business Day period (provided that, in making any such determination, the Board of Directors shall use the same Benchmark Price that is used to calculate In-Kind Payments under the Royalty Agreement).

“Capital Expenditures” means, for any Fiscal Quarter, all of the Elk Valley Entities’ capital costs and expenses in respect of the Royalty Properties (excluding any amounts included in Operating Costs), including sustaining capital expenditures, water treatment capital expenditures, major enhancement projects capital expenditures, innovation capital expenditures, DRP Expenditures classified as capital expenditures, and amounts in respect of Deferred Stripping costs, paid during such Fiscal Quarter.

“Capital Lease” means a lease that would, in accordance with IFRS, be treated as a balance sheet liability.

“Coal” means any and all coal products of every nature and kind, in whatever form or state.

“Coal Mountain” means the Coal Mountain Coal Project located in British Columbia, Canada.

“Coal Sales” means all actual sales of Coal produced, extracted by processing or otherwise recovered or produced or excavated from the Royalty Properties (including any such Coal derived from any processing or reprocessing of any Tailings, and including any other Coal resulting from the further processing of such Coal), by any of the Elk Valley Entities to any Person other than another Elk Valley Entity, expressed in metric kilotons (kt).

“Consolidated Taxes” means, for any Fiscal Quarter, all taxes, levies, duties, royalties, charges, fees and assessments whatsoever, of any federal, provincial, municipal or local government, domestic and foreign, or any subdivision thereof paid by any Elk Valley Entity, including without limitation, all federal and provincial income tax, value added taxes, any payroll taxes, severance taxes, sales and use taxes, customs duties, import fees, government royalties and net proceeds of mines taxes (including Mineral Taxes); and

A-2

excluding only any value added taxes and sales and use taxes recoverable by any Elk Valley Entity from a Governmental Authority through any refund, rebate, credit or similar means.

“Cumulative Royalty Target” means C$7.005 billion.

“Debt Service Expense” means, for any Fiscal Quarter, any repaid principal and any interest, fees and other amounts of the Elk Valley Entities paid solely in respect of the Operations (including but not limited to, interest on instruments issued for reclamation bonding, interest on advance payments receipts and interest on leased assets or pursuant to Capital Leases) net of any interest income earned by the Elk Valley Entities solely in respect of the Royalty Properties during such Fiscal Quarter. For purposes of calculating Debt Service Expense, Operations shall be deemed to include the operations of Neptune Terminal.

“Deferred Stripping” means, for any Fiscal Quarter, all of the Elk Valley Entities’ collective deferred waste removal costs paid in such Fiscal Quarter in connection with surface mining activity during the production phase of mining on the Royalty Properties, paid during the applicable Fiscal Quarter.

“DRP Expenditures” means, for any Fiscal Quarter, all of the Elk Valley Entities’ expenses and charges paid in connection with associated decommissioning and restoration provisions of the Elk Valley Entities in respect of the Royalty Properties.

“EBITDA” means, for any Fiscal Quarter:

(i)	Gross Revenue for such Fiscal Quarter; minus

(ii)	Operating Costs for such Fiscal Quarter.

“Elk Valley” or the “Corporation” means Elk Valley Resources Ltd., and includes its successors.

“Elk Valley Entities” means each of Elk Valley, 6069789 Canada Inc. and [Teck Coal Limited]19, and each of their respective direct and indirect Subsidiaries from time to time and any successor to any of them (and any of their respective permitted assigns pursuant to the Royalty Agreement), and “Elk Valley Entity” means any one of them. For greater certainty, Elk Valley Entities does not include the EST.

“Elkview” means the Elkview Coal Project located in British Columbia, Canada.

“EMLP” means Elkview Mine Limited Partnership, a limited partnership formed under the Laws of Alberta.

“Environmental Stewardship Program Agreement” means the Environmental Stewardship Program Agreement entered into on or about the date hereof between the EST, Elk Valley and Teck Metals Corp. (fka Teck Resources Limited), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

19 Note to Completion: Teck Coal Limited will be renamed as part of the transaction.

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“EST” means the Environmental Stewardship Trust settled by Elk Valley pursuant to a Deed of Settlement dated on or about the date hereof, and includes its successors and permitted assigns.

“EST Contribution Amount” means, for any Fiscal Quarter, the amount paid as a contribution by Elk Valley to the EST pursuant to the Environmental Stewardship Program Agreement during such Fiscal Quarter; provided that the EST Contribution Amount shall not exceed the amount that Elk Valley is required to pay to the EST pursuant to the Environmental Stewardship Program Agreement.

“EST Distributions” means, for any Fiscal Quarter, the aggregate amount actually paid as a distribution by the EST to Elk Valley in such Fiscal Quarter on account of Qualifying Elk Valley Expenditures (as defined in the Environmental Stewardship Program Agreement).

“EST Reserve” means, for any Fiscal Quarter in a Fiscal Year, an amount equal to: (i) in the case of the first Fiscal Quarter in such Fiscal Year, one-quarter of the projected Annual Contribution (as defined in the Environmental Stewardship Program Agreement) (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; (ii) in the case of the second Fiscal Quarter in such Fiscal Year, one-half of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; (iii) in the case of the third Fiscal Quarter in such Fiscal Year, three-quarters of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; and (iv) in the case of the fourth Fiscal Quarter in such Fiscal Year, the full amount of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year.

“Fording River” means the Fording River Coal Project located in British Columbia, Canada.

“Governmental Authority” means (i) any multinational, federal, central, provincial, state, regional, municipal, local, or other government, governmental or public department, central bank, ministry, regulatory body, tax authority, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, supervision, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Greenhills” means the Greenhills Coal Project located in British Columbia, Canada.

“Gross Revenue” means, for a Fiscal Quarter, the sum of (i) the gross proceeds actually received by the Elk Valley Entities during such Fiscal Quarter on account of Coal Sales, plus

(ii) in respect of any In-Kind Payments actually made by the Elk Valley Entities during such Fiscal Quarter, (A) the amount of Coal delivered on account of such In-Kind Payment(s) multiplied by (B) the Benchmark Price(s) on the Business Day immediately preceding the date of delivery of such In-Kind Payment(s), the product of which will be converted to Canadian dollars in accordance with Section 2(a) of Schedule C. For the avoidance of doubt, the product of (A) and (B) will be converted into Canadian dollars on the basis of the daily average foreign exchange rate published by the Bank of Canada for the exchange of the applicable currency of the Benchmark Price(s) for U.S. dollars on the date of the applicable In-Kind Payment, or the most recently published rate prior to the applicable In-Kind Payment if there is no rate published on the date of the applicable In-Kind Payment.

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“In-Kind Payment” means the right of each Royalty Holder (as defined in the Royalty Agreement), in its sole and absolute discretion, to elect to receive the Royalty Payments to which it is entitled as an in-kind payment by way of physical allocation of Coal produced from the Royalty Properties to the electing Royalty Holder, in accordance with the terms of the Royalty Agreement, free and clear of Liens.

“Indebtedness” of any Elk Valley Entity means: (i) all obligations of such Person for borrowed money, including borrowings of commodities, prepaid forward sales of commodities, obligations under derivatives intended to provide financing to such Person, obligations reflected as deferred or unearned revenue and bankers’ acceptances; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person under any Capital Lease and all obligations under synthetic leases, in each case, in respect of which such Person is liable as lessee; (iv) all obligations of such Person in respect of letters of credit and letters of guarantee issued for the account of such Person; (v) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (vi) all trade accounts payable or obligations of such Person to pay the deferred purchase price of assets or services (excluding trade accounts payable and deferred payment obligations incurred in the ordinary course of business provided that the trade accounts payable or deferred payment obligation is not past due more than ninety (90) days or, if past due more than ninety (90) days, is being disputed by such Person in good faith); (vii) all Indebtedness of others secured by (or for which the holder of any such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all guarantees, indemnities and other obligations, contingent or otherwise, of such Person in respect of Indebtedness of others; and (ix) any preferred shares that are redeemable (other than at the option of the issuer) before the later of (A) the date on which cumulative Royalty Payments equal to the Cumulative Royalty Target have been paid and (B) December 31, 2028, or which are otherwise classified as liabilities under IFRS (excluding the First Preferred Shares and the Second Preferred Shares issued pursuant to the Arrangement and the Separation Agreement).

“Indigenous” means any indigenous Person(s), tribe(s), and/or band(s), which, for greater certainty, includes the Métis, Ktunaxa Nation Council, and Ktunaxa Member Nations.

“Initial Royalty Properties” means, collectively: (i) all of the Mining Rights and other rights and interests described in Schedule “B” to the Royalty Agreement and any other Mining Rights, rights or interests forming part thereof from time to time whether now owned or hereafter acquired (including, for greater certainly, Elkview, Fording River, Greenhills, Line Creek and Coal Mountain); and (ii) any present or future renewals, extensions, modifications, divisions, substitutions, amalgamations, successions, derivations, severances, conversions, demise to lease, renaming or variation of any of the Mining Rights or other rights and interests referenced in clause (i) of this definition.

“Investment Covenant Agreement” means the investment covenant agreement dated [•] among, inter alios, Elk Valley, EMLP and TCP, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms thereof.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the

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terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Lien” means any and all mortgages, charges, assignments, hypothecs, deeds of trust, pledges, security interests, royalty interests, liens, rights of reservation, right of reclamation and other encumbrances and adverse claims of every nature and kind that, in each case, secures payment of any debt, liability or obligation of any Person, whether registered or unregistered, whether arising under Law or otherwise and whether perfected or otherwise.

“Line Creek” means the Line Creek Coal Project located in British Columbia, Canada.

“Mine Plans” means, in respect of each mine and project located on the Royalty Properties, the mine plan and life-of-mine plan adopted by Elk Valley at the time of entering into the Transaction Documents and as may be updated by Elk Valley from time to time in accordance with the Transaction Documents giving due consideration to the inclusion and continuity of Teck Resources Limited’s historical operating practices in respect of such Royalty Properties and Operations.

“Mineral Taxes” means any tax payable by any Elk Valley Entity in respect of the Royalty Properties pursuant to a return filed under the Mineral Tax Act [RSBC 1996] Chapter 291.

“Mining Rights” means any Coal licenses, Coal leases, freehold Coal rights, fee simple Coal rights, Crown-granted mineral claims (including those related to Coal), mining claims, mining leases, mineral claims, mineral lands, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to Coal or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting Coal, under the terms of applicable Laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired, and includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, demise to lease, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing, and includes Authorizations and Other Rights.

“Neptune Loan Proceeds” means, for any Fiscal Quarter, an amount equal to the aggregate of:

(i)	any repayments of principal actually received by the Elk Valley Entities in respect of outstanding Indebtedness of Neptune Terminals to such Elk Valley Entity(ies) during such Fiscal Quarter; plus

(ii)	any interest payments actually received by the Elk Valley Entities in respect of outstanding Indebtedness of Neptune Terminals to such Elk Valley Entity(ies) during such Fiscal Quarter.

“Neptune Terminals” means Neptune Bulk Terminals (Canada) Ltd., and includes its successors and permitted assigns.

“Net NCI Distributions” means, for any Fiscal Quarter, an amount (which may be positive or negative) equal to (i) the amount of any distributions paid by any Subsidiaries of Elk Valley in

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respect of equity interests held by any Person that is not an Elk Valley Entity during such Fiscal Quarter; minus (ii) the amount of any payments actually received by any of the Elk Valley Entities from any Person that is not an Elk Valley Entity on account of equity interests held or acquired in any Subsidiary of Elk Valley during such Fiscal Quarter.

“Net Proceeds from Debt” means, for any Fiscal Quarter, an amount equal to the aggregate of any cash proceeds actually received by the Elk Valley Entities during such Fiscal Quarter from: (i) the issuance of any Indebtedness; (ii) borrowings; and (iii) any sale-and-lease-back transaction(s), which, for greater certainty, includes any loans and repayments thereon made to suppliers in financing arrangements in the ordinary course of business, in each case net of any related fees, costs and expenses.

“Operating Costs” means, in respect of any Fiscal Quarter, the amount by which all of the Elk Valley Entities’ operating costs and expenses related to the extraction of Coal from the Royalty Properties for such Fiscal Quarter, including without limitation, all of the following costs and expenses (determined without duplication):

(i)	cash production costs and expenses paid during such Fiscal Quarter in respect of mining, extracting and removing Coal from the Royalty Properties, including costs and expenses in respect of labour, contractors and consultants (including, without limitation, payments made in accordance with any employee profit share program, or contributions made to any pension plan, sponsored by any Elk Valley Entity), operating supplies, maintenance and repair supplies, energy for operations and other operating costs;

(ii)	cash costs and expenses of storing, stockpiling or blending Coal from the Royalty Properties paid during such Fiscal Quarter;

(iii)	cash exploration and development costs and expenses paid during such Fiscal Quarter in respect of the Royalty Properties with the objective of identifying new mineralization or additional mineral reserves or mineral resources, or improving confidence in or understanding of existing mineral reserves or mineral resources, within the Royalty Properties;

(iv)	any (x) cash expenses paid during such Fiscal Quarter in respect of progressive reclamation activities on the Royalty Properties in accordance with the Mine Plans and (y) cash DRP Expenditures classified as operating expenses paid during such Fiscal Quarter;

(v)	(x) cash royalties, production royalties or royalties of any nature paid during such Fiscal Quarter and (y) other payments of any nature whatsoever paid during such Fiscal Quarter to third parties having an interest in the Royalty Properties; in each case to the extent such royalties or other interests in the Royalty Properties are permitted by this Agreement and other than payments pursuant to this Agreement;

(vi)	cash costs and expenses paid during such Fiscal Quarter in respect of transportation of Coal from the Royalty Properties to points of ultimate delivery to buyers or customers (including without limitation, costs and expenses of shipping and delivery, rail, insurance, storage, warehousing, ship-loading, port services and other fees and charges paid by the Elk Valley Entities to Neptune Terminals or other port terminals, demurrage, delay, forwarding and other transportation-related expenses and agency fees);

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(vii)	cash marketing costs and expenses associated with Coal extracted from the Royalty Properties paid during such Fiscal Quarter;

(viii)	cash insurance premiums and similar items (including, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance premiums) paid during such Fiscal Quarter in respect of the Operations on the Royalty Properties;

(ix)	cash general and administrative costs and other costs paid during such Fiscal Quarter in respect of the Operations on the Royalty Properties;

(x)	cash costs, expenses and other amounts paid during such Fiscal Quarter in respect of third-party claims arising in connection with the Operations and/or the Royalty Properties; and

(xi)	any other cash costs and expenses incidental to the operation of the Operations on the Royalty Properties paid during such Fiscal Quarter,

exceeds the amount of any Other Revenues for such Fiscal Quarter; and provided that “Operating Costs” shall not include any of the following costs and expenses for such Fiscal Quarter:

(a)	any Royalty Payments for such Fiscal Quarter;

(b)	any share-based compensation (or portion thereof) that is not cash-settled paid during such Fiscal Quarter;

(c)	(non-cash) accretion, amortization, depletion, depreciation or impairment-related charges for such Fiscal Quarter; and

(d)	any incremental costs paid by any of the Elk Valley Entities for such Fiscal Quarter in respect of facilitating an In-Kind Payment that are reimbursable by a royalty holder under Section 3.2(4) of the Royalty Agreement, including costs for segregation, storage and transportation of Coal to the delivery point specified by Elk Valley.

“Operations” means all of the Elkview, Greenhills, Fording River and Line Creek mining operations, including any and all extensions thereto, and any other separate mining operations that take place in whole or in part on or in respect of any of the Royalty Properties.

“Other Revenues” means, for any Fiscal Quarter, all amounts actually received by the Elk Valley Entities during such Fiscal Quarter, excluding any amounts that are additive to Free Cash Flow pursuant to Section 1(a) of this Exhibit “A”.

“Other Rights” means all licenses, approvals, authorizations, consents, exemptions, permits, rights (including surface rights, access rights and rights of way), grants, leases, privileges, investment and exploitation agreements, concessions or franchises held by any of the Elk Valley Entities or required to be obtained from any Person (other than a Governmental Authority), for the exploration, construction, development and/or operation of the Operations and the Royalty Properties, as such exploration, construction, development and/or operation is contemplated by the current or then applicable Mine Plans, as the case may be.

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“Preferred Dividends” means, for any Fiscal Quarter, all of Elk Valley’s payments made in such Fiscal Quarter in respect of the fixed, cumulative, preferential cash dividends payable on the First Preferred Shares and the Second Preferred Shares.

“Proceeds from Asset Sales” means, for any Fiscal Quarter, all proceeds actually received during such Fiscal Quarter by the Elk Valley Entities from the sale of any of the Royalty Properties or any assets or property located thereon, including any amounts received in respect of the expropriation or a sale in lieu of expropriation of any of the Royalty Properties or any assets or property located thereon, excluding any amount included in Gross Revenue or Net Proceeds from Debt.

“Proceeds from Insurance” means, for any Fiscal Quarter, all proceeds of insurance claims (and, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance claims) in respect of damage to any of the Royalty Properties or any assets or property located thereon or produced therefrom and all proceeds of any business interruption insurance claims (and, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance claims) in respect of the Operations, actually received by the Elk Valley Entities in such Fiscal Quarter.

“Royalty Properties” means, collectively: (i) the Initial Royalty Properties; and (ii) any future Mining Rights and other rights and interests in respect of any properties acquired or otherwise obtained by any Elk Valley Entity within the Area of Interest from time to time after the date hereof in which Coal is present or which are acquired or otherwise obtained by any Elk Valley Entity for the purpose of the exploration, development and/or production of Coal. For greater certainty, the Royalty Properties includes Tailings.

“Separation Agreement” means the separation agreement dated [•], 2023 entered into among Teck Resources Limited, Elk Valley, Teck Coal Limited, TCP, 6069879 Canada Inc., EMLP, Elkview Mine G.P. Inc., Cardinal River Coals Ltd. and 14682394 Canada Ltd. in connection with the Arrangement.

“Tailings” means all tailings, waste rock or other waste products derived from the Royalty Properties.

“Tax Refunds” means, for any Fiscal Quarter, all amounts actually received by the Elk Valley Entities during such Fiscal Quarter on account of a refund of Consolidated Taxes, whether as a result of a reassessment by an applicable taxing authority or otherwise.

“TCP” means Teck Coal Partnership, a partnership formed under the Laws of Alberta, and includes its successors and permitted assigns.

“Transaction Documents” means the Royalty Agreement, the Investment Covenant Agreement, and such other documents and agreements entered into pursuant to the Royalty Agreement and the Investment Covenant Agreement.

Notwithstanding any of the foregoing, the transactions consummated pursuant to or in connection with the Separation Agreement or the Arrangement (other than transaction- related expenses borne by the Elk Valley Entities) shall not be taken into account for purposes of the calculation of “Free Cash Flow”.

2.	Interpretation and Calculation Methodology

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(a)	All amounts in this Exhibit “A” shall be expressed in Canadian dollars. To the extent any amount contemplated in this Exhibit “A” is received or paid by any of the Elk Valley Entities in a currency other than Canadian dollars, for purposes of all calculations hereunder such amount shall be converted into Canadian dollars on the basis of the daily average foreign exchange rate most recently published by the Bank of Canada as at the date of the applicable payment or receipt of payment, as applicable.

(b)	Accounting terms not specifically defined in this Exhibit “A” are to be interpreted in accordance with IFRS.

(c)	Free Cash Flow shall be calculated on a consolidated basis and, for greater certainty, shall not include any amounts paid by any Elk Valley Entity to any other Elk Valley Entity or received by any Elk Valley Entity from any other Elk Valley Entity.

(d)	Free Cash Flow shall be calculated by the Corporation in good faith in a manner consistent with the methodology and sample calculations set out as Exhibit “1” to this Exhibit “A”.

* * *

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EXHIBIT “1” TO EXHIBIT “A”

[Note to Completion: To be populated by Teck prior to closing.]